SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)1

                             TYSON FOODS, INC.
(Name of Issuer)

          Class A Common Stock, par value $.10 per share
(Title of Class of Securities)

                                       902494103
(CUSIP Number)

Don Tyson
Tyson Limited Partnership
2210 Oaklawn Drive
Springdale, Arkansas 72762-6999
                                   (501) 290-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                  January 17, 2002
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]
 __________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 902494103

1)	Name of Reporting Person IRS Identification No. of Above Person (Entities Only)	Tyson Limited Partnership I.D.# 71-0692500

2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [x]

3)	SEC Use Only

4)	Source of Funds	AF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) and 2(e)	[x]

6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:		7)	Sole Voting Power - 100,848,560 shares of Class B Common Stock (6,000,000 of which shares are subject to forward contracts discussed in item 4). No Shares of Class A Common Stock

		8)	Shared Voting Power - None

		9)	Sole Dispositive Power - 100,848,560 shares of Class B Common Stock, (6,000,000 of which shares are subject to forward contracts discussed in item 4). No Shares of Class A Common Stock

		10)	Shared Dispositive Power - None

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	100,848,560 shares of Class B Common Stock, and 0 Shares of Class A Common Stock

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	Not Applicable

13)	Percent of Class Represented by Amount in Row (11)	99.2% of Class B Common Stock presently convertible into Class A Stock (See Item 1)

14)	Type of Reporting Person	PN

SCHEDULE13D

       This Amendment No. 4 amends and restates, as set forth below, the statement on Schedule 13D, dated April 30, 1991, as amended by Amendment No. 1 thereto, dated July 10, 1991, Amendment No. 2 thereto, dated April 3, 1992, and Amendment No. 3 thereto, dated October 31, 2001, for the Tyson Limited Partnership, a Delaware limited partnership (the "Partnership"), with respect to the Class A Common Stock, par value $.10 per share (the "Class A Stock"), of Tyson Foods, Inc., a Delaware corporation (the "Company"), and the Class B Common Stock, par value $.10 per share (the "Class B Stock"), of the Company and reflects (i) the contribution by the Partnership of 3,000,000 shares of Class B Stock to TLP Investment, L.P., (ii) the execution by TLP Investment, L.P. of three prepaid variable equity forward contracts relating to an aggregate of 3,000,000 shares of Class B Stock, and (iii) certain other required disclosures.

Item 1.          Security and Issuer

       The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Class A Stock of the Company whose principal executive offices are located at 2210 Oaklawn Drive, Springdale, Arkansas 72762-6999. The Partnership is causing this statement to be filed by virtue of its beneficial ownership of the Company's Class B Stock. The Class A and Class B Stock are hereinafter collectively referred to as the "Shares." Pursuant to the Company's Certificate of Incorporation, and subject to certain terms and conditions contained therein, each share of Class B Stock is presently convertible, at the option of the respective holder thereof, into one fully paid and non-assessable share of the Company's Class A Stock. As of January 31, 2002, the Partnership owned 100,848,560 shares of Class B Stock (6,000,000 shares of which shares are subject to forward contracts discussed in item 4) or 99.2% of the total shares of such class outstanding. The Partnership did not own any shares of Class A Stock on such date.

Item 2.         Identity and Background

       This statement is being filed by the Partnership which was formed on June 8, 1990. Substantially all of the Shares held by the Partnership represent the Tyson family's controlling interest in the Company. The principal business address of the Partnership is 2210 Oaklawn Drive, Springdale, Arkansas 72762-6999.

       The purpose and nature of business to be conducted by the Partnership includes the following: (i) to engage generally in the farming and ranching business, including the acquisition, development, construction, operation and disposition of farming and ranching properties; (ii) to engage generally in the real estate business, including the improvement, development, acquisition or disposition of real estate properties; (iii) to engage generally in the mineral business and to acquire, develop and operate mineral properties; (iv) to invest, acquire, dispose of or otherwise deal in stocks, bonds and securities of any person, including the Company; and (v) to conduct any other business necessary or incidental to the foregoing or that may be lawfully conducted by the Partnership under the Delaware Revised Uniform Limited Partnership Act.

       The managing general partner of the Partnership is Don Tyson, a member of the Board of Directors of the Company. The name, residence or business address, present principal occupation or employment and citizenship of each general partner of the Partnership is set forth in Schedule 1 hereto and incorporated herein by reference. Don Tyson has a 54.3123% combined percentage interest as a general and limited partner in the Partnership and the Estate of Randal Tyson has a 45.062% percentage interest as a limited partner in the Partnership.

       During the last five years, neither the Partnership, nor, to the best knowledge of the Partnership, any general partner of the Partnership (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

       The Partnership acquired the 100,848,560 shares of Class B Stock, presently convertible into the Class A Stock (see Item 1), as capital contributions from the Partnership's limited partners. In exchange for this capital contribution, such limited partners received a 98.8% combined percentage interest in the Partnership. Additionally, at its formation the Partnership acquired shares of Class A Stock as capital contributions from the Partnership's general partners in exchange for a 1.2% combined percentage interest in the Partnership. The Partnership subsequently disposed of its original holdings of Class A Stock.

Item 4.          Purpose of Transaction

       The Shares were acquired by the Partnership for the purpose of aggregating the Tyson family's previously held controlling interest in the Company into a more flexible ownership vehicle. Additionally, the Shares are held by the Partnership as an investment asset. From time to time the Partnership intends to review and monitor its investment in the Company and anticipates that it may change such investment by acquiring or selling additional Shares in the open market, in privately negotiated transactions or otherwise. In reaching any conclusions regarding any change in the level of investment in the Shares, the Partnership will take into consideration various factors, including but not limited to, the price and availability of the Shares, future events affecting the Company, general stock market and economic conditions and other investment and business opportunities available to the Partnership.

       Since the Partnership's last amendment to its Schedule 13D, the Partnership has engaged in the following transactions in the Shares:

       On December 21, 2001, the Partnership contributed 3,000,000 shares of Class B Stock to TLP Investment, L.P. The Partnership directly or indirectly holds all of the outstanding beneficial intersts in TLP Investment, L.P. The Partnership retains sole dispositive power and voting rights with respect to all Shares held by TLP Investment, L.P.

       Effective January 17, 2002, January 23, 2002 and January 29, 2002, TLP Investment, L.P. entered into three pre-paid variable equity forward contracts (the "2002 Forward Contracts") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS") relating to an aggregate of 3,000,000 shares of Class B Stock. Each 2002 Forward Contract relates to 1,000,000 shares of Class B Stock, with expiration dates of July 14, 2003, October 17, 2003, and January 24, 2004, respectively. At the time of origination, the TLP Investment, L.P. received cash payments in the amounts per share equal to $10.38, $10.30 and $10.26, respectively, for the 1,000,000 shares related to each contract. In exchange for such cash payments, TLP Investment, L.P. agreed to deliver a number of shares of Class A Stock at the expiration date of the contract (or on an earlier date if the contract is terminated early) pursuant to the following formula:

       (i) if the price of Class A Stock on the date of expiration or termination (the "Final Price") is less than a specified floor price (the "Floor Price"), then 1,000,000 shares;

       (ii) if the Final Price is less than or equal to a specified maximum price (the "Cap Price"), but greater than or equal to the Floor Price, then a number of shares equal to 1,000,000 times the Floor Price divided by the Final Price; or

       (iii) if the Final Price is greater than the Cap Price, then a number of shares equal to 1,000,000 multiplied by a fraction, the numerator of which is the sum of the Floor Price and the difference between the Final Price and the Cap Price, and the denominator of which is the Final Price.

       In lieu of delivery of the shares, TLP Investment, L.P. may, at its option, settle each 2002 Forward Contract by delivery of cash. In certain events TLP Investment, L.P. is obligated to settle each 2002 Forward Contract by delivery of cash.

       The Floor Price and Cap Price of each 2002 Forward Contract vary based upon the expiration date of such contract, as follows: the contract effective January 17, 2002, has a Floor Price equal to $12.05 and a Cap Price equal to $14.46; the contract effective January 23, 2002, has a Floor Price equal to $12.09 and a Cap Price equal to $14.508; the contract effective January 24, 2002, has a Floor Price equal to $12.210 and a Cap Price equal to $14.652.

       Except with respect to the 2002 Forward Contracts (discussed above) and the 2001 Forward Contracts (discussed in the following paragraph), the Partnership currently has no plans to acquire or dispose of any significant number of Shares. Additionally, the Partnership currently has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D. However, the Partnership reserves the right to change its plans or intentions at any time and to take any and all actions it may deem appropriate with respect to its investment in the Company.

       In October 2001, the Partnership contributed 3,000,000 shares of Class B Stock to TLPCRT, L.P. (the "TLPCRT"), and the Partnership subsequently transferred all of the TLPCRT's limited partnership interests to the TLP Charitable Remainder Trust, a charitable remainder trust for which the Partnership is the sole non-charitable beneficiary. The Partnership retains sole dispositive power and voting rights with respect to all Shares held by the TLPCRT.

       Effective October 31, 2001, the TLPCRT entered into three pre-paid variable equity forward contracts (the "2001 Forward Contracts") with MLPFS relating to an aggregate of 3,000,000 shares of Class B Stock. Each 2001 Forward Contract relates to 1,000,000 shares of Class B Stock, with expiration dates of July 22, 2003, October 24, 2003, and January 26, 2004, respectively. At the time of origination, the TLPCRT received cash payments in the amounts per share equal to $7.71 $7.68, and $7.52, respectively, for the 1,000,000 shares related to each contract. In exchange for such cash payments, the TLPCRT agreed to deliver a number of shares of Class A Stock at the expiration date of the contract (or on an earlier date if the contract is terminated early) pursuant to the same formula contained in the 2002 Forward Contracts and described above.

       In lieu of delivery of the shares, the TLPCRT may, at its option, settle each 2001 Forward Contract by delivery of cash. In certain events the TLPCRT is obligated to settle the 2001 Forward Contract by delivery of cash.

       The Floor Price and Cap Price of each 2001 Forward Contract vary based upon the expiration date of such contract, as follows: the contract expiring on July 22, 2003 has a Floor Price equal to $9.050 and a Cap Price equal to $10.859; the contract expiring October 24, 2003 has a Floor Price equal to $9.146 and a Cap Price equal to $10.975; the contract expiring January 26, 2004 has a Floor Price equal to $9.055 and a Cap Price equal to $10.866.

Item 5.          Interest in Securities of the Issuer

       (a)     As of January 31, 2002, the Partnership beneficially owned a total of 100,848,560 shares of Class B Stock, constituting approximately 99.2%1 of the total shares of such class outstanding.2 Additionally, the Partnership did not own any shares of Class A Stock on such date. Neither the Partnership, nor, to the best knowledge of the Partnership, the general partners of the Partnership, presently own any Shares, except as set forth herein.3

       (b)     Don Tyson, as managing general partner of the partnership, has the exclusive right, subject to certain restrictions, to vote or direct the vote of and to dispose of or direct the disposition of all the Shares beneficially owned by the Partnership.

       (c)     Except for the transactions effected in October 2001 and described in Item 4 above, neither the Partnership, nor, to the best knowledge of the Partnership, any of the general partners of the Partnership have effected a transaction in the Shares during the past 60 days.

1Based upon 101,644,598 shares of Class B Stock outstanding, as reported by the Company in its annual report on Form 10-K for the year ended September 29, 2001.

2As noted in item 1 to this statement, each share of Class B Stock is presently convertible, at the option of the respective holder thereof, into one fully paid and non-assessable share of Class A Stock.

3Certain of the Partnership's general partners beneficially own shares of the Company's Class A Stock in addition to such general partners interest in the Partnership.  Such general partners' beneficial ownership of Class A Stock, as of January 31, 2002, is as follows:  Don Tyson, 1,088,870 shares; Leland Tollett, 3,304,350 shares; Barbara Tyson, 162,686 shares; John Tyson, 965,497 shares; James Blair, 450 shares; and Harry C. Erwin, III, 0 shares.  Additionally, Don Tyson individually owns 750,000 shares of Class B Stock.  The Tyson Foundation, a nonprofit charitable organization, held 596,250 shares of Class A Stock as of January 17, 2002.  James Blair and Harry C. Erwin, III, who are general partners of the Partnership, are trustees of the Tyson Foundation.  The Partnership disclaims beneficial ownership of all shares of Class A stock held by the Tyson Foundation.

       (d)     Under each 2001 Forward Contract and 2002 Forward Contract (collectively, teh "Forward Contracts"), MLPFS has the right to receive a portion of any dividends declared on the 6,000,000 shares of Class B Stock subject to the Forward Contracts. MLPFS has the right to receive a portion of the dividends only to the extent the per share amount of any dividend declared on the Class B Stock exceeds $0.04, and then MLPFS only has the right to receive dividend amounts in excess of such $0.04 per share. Except for the foregoing dividend rights, the other rights of MLPFS under the Forward Contracts as described in Item 4 above, and the rights of the TLPCRT and TLP Investment, L.P. as described in Item 4 above, no person has any right to recieve or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

       (e)     Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       The Partnership is governed by the terms of a Partnership Agreement dated June 8, 1990 (the "Agreement"). Pursuant to the Agreement, Don Tyson, as managing general partner, has the exclusive right, subject to certain restrictions, to do all things necessary to manage, conduct, control and operate the Partnership's business, including the right to vote all shares or other securities held by the Partnership, as well as the right to mortgage, pledge or grant security interests in any assets of the Partnership. The Partnership terminates on December 31, 2040. Additionally, the Partnership may be dissolved upon the occurrence of certain events, including (i) a written determination by the managing general partner that the projected future revenues of the Partnership will be insufficient to enable payment of costs and expenses, or that such future revenues will be such that continued operation of the Partnership will not be in the best interest of the partners, (ii) an election to dissolve the Partnership by the managing general partner that is approved by the affirmative vote of a majority in percentage interest of all general partners and (iii) the sale of all or substantially all of the Partnership's assets and properties. The withdrawal of the managing general partner or any other general partner (unless such partner is a sole remaining general partner) will not cause a dissolution of the Partnership. Upon dissolution of the Partnership, each partner, including all limited partners, will receive in cash or otherwise, after payment of creditors, loans from any partner, and return of capital account balances, their respective percentage interests in the partnership assets. In addition, the Agreement provides that in the event it is determined that a sale of Partnership assets and distribution in cash would be impracticable or cause undue loss to the partners, each partner may, subject to certain conditions, receive in lieu of cash, the particular assets contributed by each such partner to the Partnership.

       Effective January 2002 and October 2001, TLP Investment, L.P. and the TLPCRT each entered into the forward contracts with respect to an aggregate of 6,000,000 shares of Class B Stock as described more specifically in Item 4 above.

Item 7.          Material to be Filed as Exhibits

Included as an exhibit to this Statement is the following:

       Exhibit

A

Agreement of Limited Partnership of Tyson Limited Partnership, dated June 8, 1990 (incorporated by reference from the Reporting Person's Schedule 13D, dated April 30, 1991, filed with the SEC on May 1, 1991).

B

ISDA Master Agreement, dated October 8, 2001, between TLPCRT and MLPFS (incorporated by reference from the Reporting Person's Amendment No. 3 to Schedule 13D, dated October 31, 2001, filed with the SEC on November 20, 2001).

C

Confirmation of OTC Transaction dated October 22, 2001 from MLPFS to TLPCRT (incorporated by reference from the Reporting Person's Amendment No. 3 to Schedule 13D, dated October 31, 2001, filed with the SEC on November 20, 2001).

D

Confirmation of OTC Transaction dated October 24, 2001 from MLPFS to TLPCRT (incorporated by reference from the Reporting Person's Amendment No. 3 to Schedule 13D, dated October 31, 2001, filed with the SEC on November 20, 2001).

E

Confirmation of OTC Transaction dated October 26, 2001 from MLPFS to TLPCRT (incorporated by reference from the Reporting Person's Amendment No. 3 to Schedule 13D, dated October 31, 2001, filed with the SEC on November 20, 2001).

F	ISDA Master Agreement, dated December 3, 2001, between TLP Investment, L.P. and MLPFS.
G	Confirmation of OTC Transaction dated January 14, 2002 from MLPFS to TLP Investment, L.P.
H	Confirmation of OTC Transaction dated January 17, 2002, from MLPFS to TLP Investment, L.P.
I	Confirmation of OTC Transaction dated January 24, 2002 from MLPFS to TLP Investment, L.P.

SIGNATURE

       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002

TYSON LIMITED PARTNERSHIP
By: /s/ John Tyson
John Tyson
General Partner

SCHEDULE 1

GENERAL PARTNERS OF TYSON LIMITED PARTNERSHIP
Name and Business Address	Citizenship	Present Principal Occupation
Don Tyson Managing General Partner 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Private Investor; Member of the Board of Directors of Tyson Foods, Inc.
Leland Tollett 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Private Investor; Member of the Board of Directors of Tyson Foods, Inc.
Barbara Tyson 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Member of the Board of Directors and Vice President of Tyson Foods, Inc.
John Tyson 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Chairman of the Board of Directors and Chief Executive Officer of Tyson Foods, Inc.
Harry C. Erwin, III 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Private Consultant
James B. Blair 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Private Consultant

EXHIBIT F

(Multicurrency---Cross Border)

ISDA®

International Swaps and Derivatives Association, Inc.

MASTER AGREEMENT

dated as of December 3, 2001

         MERRILL LYNCH PIERCE, FENNER & SMITH INCORPORATED and TLP INVESTMENT, L.P. (the "Counterparty") have entered and/or anticipate entering into one or more transactions (each a "Transaction") that are or will be governed by this Master Agreement, which includes the schedule (the "Schedule"), and the documents and other confirming evidence (each a "Confirmation") exchanged between the parties confirming those Transactions.

Accordingly, the parties agree as follows:---

1.         Interpretation

(a)        Definitions.. The terms defined in Section 14 and in the Schedule will have the meanings therein specified for the purpose of this Master Agreement.

(b)        Inconsistency.. In the event of any inconsistency between the provisions of the Schedule and the other provisions of this Master Agreement, the Schedule will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Master Agreement (including the Schedule), such Confirmation will prevail for the purpose of the relevant Transaction.

(c)        Single Agreement.. All Transactions are entered into in reliance on the fact that this Master Agreement and all Confirmations form a single agreement between the parties (collectively referred to as this "Agreement"), and the parties would not otherwise enter into any Transactions.

2.         Obligations

(a)        General Conditions.

.

(i)      Each party will make each payment or delivery specified in each Confirmation to be made by it, subject to the other provisions of this Agreement.

(ii)      Payments under this Agreement will be made on the due date for value on that date in the place of the account specified in the relevant Confirmation or otherwise pursuant to this Agreement, in freely transferable funds and in the manner customary for payments in the required currency. Where settlement is by delivery (that is, other than by payment), such delivery will be made for receipt on the due date in the manner customary for the relevant obligation unless otherwise specified in the relevant Confirmation or elsewhere in this Agreement.

(iii)      Each obligation of each party under Section 2(a)(i) is subject to (1) the condition precedent that no Event of Default or Potential Event of Default with respect to the other party has occurred and is continuing, (2) the condition precedent that no Early Termination Date in respect of the relevant Transaction has occurred or been effectively designated and (3) each other applicable condition precedent specified in this Agreement.

(b)        Change of Account. Either party may change its account for receiving a payment or delivery by giving notice to the other party at least five Local Business Days prior to the scheduled date for the payment or delivery to which such change applies unless such other party gives timely notice of a reasonable objection to such change.

(c)        Netting. If on any date amounts would otherwise be payable:---

(i)      in the same currency; and

(ii)      in respect of the same Transaction,

by each party to the other, then, on such date, each party's obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

The parties may elect in respect of two or more Transactions that a net amount will be determined in respect of all amounts payable on the same date in the same currency in respect of such Transactions, regardless of whether such amounts are payable in respect of the same Transaction. The election may be made in the Schedule or a Confirmation by specifying that subparagraph (ii) above will not apply to the Transactions identified as being subject to the election, together with the starting date (in which case subparagraph (ii) above will not, or will cease to, apply to such Transactions from such date). This election may be made separately for different groups of Transactions and will apply separately to each pairing of Offices through which the parties make and receive payments or deliveries.

(d)      Deduction or Withholding for Tax.

(i)      Gross-Up. All payments under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party is so required to deduct or withhold, then that party ("X") will:---

(1)      promptly notify the other party ("Y") of such requirement;

(2)      pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any additional amount paid by X to Y under this Section 2(d)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

(3)      promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

(4)      if such Tax is an Indemnifiable Tax, pay to Y, in addition to the payment to which Y is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount actually received by Y (free and clear of Indemnifiable Taxes, whether assessed against X or Y) will equal the full amount Y would have received had no such deduction or withholding been required. However, X will not be required to pay any additional amount to Y to the extent that it would not be required to be paid but for:---

(A)      the failure by Y to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d); or

(B)      the failure of a representation made by Y pursuant to Section 3(f) to be accurate and true unless such failure would not have occurred but for (I) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (II) a Change in Tax Law.

          (ii) Liability. If:---

(1)      X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding in respect of which X would not be required to pay an additional amount to Y under Section 2(d)(i)(4);

 (2)      X does not so deduct or withhold; and

(3)      a liability resulting from such Tax is assessed directly against X,

then, except to the extent Y has satisfied or then satisfies the liability resulting from such Tax, Y will promptly pay to X the amount of such liability (including any related liability for interest, but including any related liability for penalties only if Y has failed to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d)).

(e)        Default Interest; Other Amounts. Prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party that defaults in the performance of any payment obligation will, to the extent permitted by law and subject to Section 6(c), be required to pay interest (before as well as after judgment) on the overdue amount to the other party on demand in the same currency as such overdue amount, for the period from (and including) the original due date for payment to (but excluding) the date of actual payment, at the Default Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed. If, prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party defaults in the performance of any obligation required to be settled by delivery, it will compensate the other party on demand if and to the extent provided for in the relevant Confirmation or elsewhere in this Agreement.

3.       Representations

Each party represents to the other party (which representations will be deemed to be repeated by each party on each date on which a Transaction is entered into and, in the case of the representations in Section 3(f), at all times until the termination of this Agreement) that:---

(a)        Basic Representations.

(i)      Status. It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing;

(ii)      Powers. It has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and any obligations it has under any Credit Support Document to which it is a party and has taken all necessary action to authorize such execution, delivery and performance;

(iii)      No Violation or Conflict. Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

(iv)      Consents. All governmental and other consents that are required to have been obtained by it with respect to this Agreement or any Credit Support Document to which it is a party have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and

(v)      Obligations Binding. Its obligations under this Agreement and any Credit Support Document to which it is a party constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

(b)        Absence of Certain Events. No Event of Default or Potential Event of Default or, to its knowledge, Termination Event with respect to it has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Agreement or any Credit Support Document to which it is a party.

(c)        Absence of Litigation. There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or any Credit Support Document to which it is a party or its ability to perform its obligations under this Agreement or such Credit Support Document.

(d)        Accuracy of Specified Information. All applicable information that is furnished in writing by or on behalf of it to the other party and is identified for the purpose of this Section 3(d) in the Schedule is, as of the date of the information, true, accurate and complete in every material respect.

(e)        Payer Tax Representation. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(e) is accurate and true.

(f)        Payee Tax Representations. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(f) is accurate and true.

4.         Agreements

Each party agrees with the other that, so long as either party has or may have any obligation under this Agreement or under any Credit Support Document to which it is a party:---

(a)        Furnish Specified Information. It will deliver to the other party or, in certain cases under subparagraph (iii) below, to such government or taxing authority as the other party reasonably directs:---

(i)      any forms, documents or certificates relating to taxation specified in the Schedule or any Confirmation;

(ii)      any other documents specified in the Schedule or any Confirmation; and

 (iii)      upon reasonable demand by such other party, any form or document that may be required or reasonably requested in writing in order to allow such other party or its Credit Support Provider to make a payment under this Agreement or any applicable Credit Support Document without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form or document would not materially prejudice the legal or commercial position of the party in receipt of such demand), with any such form or document to be accurate and completed in a manner reasonably satisfactory to such other party and to be executed and to be delivered with any reasonably required certification, in each case by the date specified in the Schedule or such Confirmation or, if none is specified. as soon as reasonably practicable.

(b)        Maintain Authorizations. It will use all reasonable efforts to maintain in full force and effect all consents of any governmental or other authority that are required to be obtained by it with respect to this Agreement or any Credit Support Document to which it is a party and will use all reasonable efforts to obtain any that may become necessary in the future.

(c)        Comply with Laws. It will comply in all material respects with all applicable laws and orders to which it may be subject if failure so to comply would materially impair its ability to perform its obligations under this Agreement or any Credit Support Document to which it is a party.

(d)        Tax Agreement. It will give notice of any failure of a representation made by it under Section 3(f) to be accurate and true promptly upon learning of such failure.

(e)        Payment of Stamp Tax. Subject to Section 11, it will pay any Stamp Tax levied or imposed upon it or in respect of its execution or performance of this Agreement by a jurisdiction in which it is incorporated, organized, managed and controlled, or considered to have its seat, or in which a branch or office through which it is acting for the purpose of this Agreement is located ("Stamp Tax Jurisdiction") and will indemnify the other party against any Stamp Tax levied or imposed upon the other party or in respect of the other party's execution or performance of this Agreement by any such Stamp Tax Jurisdiction which is not also a Stamp Tax Jurisdiction with respect to the other party.

5.         Events of Default and Termination Events

(a)        Events of Default. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any of the following events constitutes an event of default (an "Event of Default") with respect to such party:---

(i)      Failure to Pay or Deliver. Failure by the party to make, when due, any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) required to be made by it if such failure is not remedied on or before the third Local Business Day after notice of such failure is given to the party;

(ii)      Breach of Agreement. Failure by the party to comply with or perform any agreement or obligation (other than an obligation to make any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) or to give notice of a Termination Event or any agreement or obligation under Section 4(a)(i), 4(a)(iii) or 4(d)) to be complied with or performed by the party in accordance with this Agreement if such failure is not remedied on or before the thirtieth day after notice of such failure is given to the party;

(iii)      Credit Support Default.

(1)      Failure by the party or any Credit Support Provider of such party to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document if such failure is continuing after any applicable grace period has elapsed;

(2)      the expiration or termination of such Credit Support Document or the failing or ceasing of such Credit Support Document to be in full force and effect for the purpose of this Agreement (in either case other than in accordance with its terms) prior to the satisfaction of all obligations of such party under each Transaction to which such Credit Support Document relates without the written consent of the other party; or

(3)      the party or such Credit Support Provider disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, such Credit Support Document;

(iv)        Misrepresentation. A representation (other than a representation under Section 3(e) or (f)) made or repeated or deemed to have been made or repeated by the party or any Credit Support Provider of such party in this Agreement or any Credit Support Document proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated;

(v)        Default under Specified Transaction. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party (1) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or an early termination of, that Specified Transaction, (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or such default continues for at least three Local Business Days if there is no applicable notice requirement or grace period) or (3) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any person or entity appointed or empowered to operate it or act on its behalf);

(vi)        Cross Default. If "Cross Default" is specified in the Schedule as applying to the party, the occurrence or existence of (1) a default, event of default or other similar condition or event (however described) in respect of such party, any Credit Support Provider of such party or any applicable Specified Entity of such party under one or more agreements or instruments relating to Specified Indebtedness of any of them (individually or collectively) in an aggregate amount of not less than the applicable Threshold Amount (as specified in the Schedule) which has resulted in such Specified Indebtedness becoming, or becoming capable at such time of being declared, due and payable under such agreements or instruments, before it would otherwise have been due and payable or (2) a default by such party, such Credit Support Provider or such Specified Entity (individually or collectively) in making one or more payments on the due date thereof in an aggregate amount of not less than the applicable Threshold Amount under such agreements or instruments (after giving effect to any applicable notice requirement or grace period);

(vii)      Bankruptcy. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party:---

(1) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (6) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (7) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (1) to (7) (inclusive); or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts; or

(viii)        Merger Without Assumption. The party or any Credit Support Provider of such party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer:---

(1)      the resulting, surviving or transferee entity fails to assume all the obligations of such party or such Credit Support Provider under this Agreement or any Credit Support Document to which it or its predecessor was a party by operation of law or pursuant to an agreement reasonably satisfactory to the other party to this Agreement; or

(2)      the benefits of any Credit Support Document fail to extend (without the consent of the other party) to the performance by such resulting, surviving or transferee entity of its obligations under this Agreement.

(b)        Termination Events. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any event specified below constitutes an Illegality if the event is specified in (i) below, a Tax Event if the event is specified in (ii) below or a Tax Event Upon Merger if the event is specified in (iii) below, and, if specified to be applicable, a Credit Event Upon Merger if the event is specified pursuant to (iv) below or an Additional Termination Event if the event is specified pursuant to (v) below:---

(i)        Illegality. Due to the adoption of, or any change in, any applicable law after the date on which a Transaction is entered into, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after such date, it becomes unlawful (other than as a result of a breach by the party of Section 4(b)) for such party (which will be the Affected Party):---

(1)      to perform any absolute or contingent obligation to make a payment or delivery or to receive a payment or delivery in respect of such Transaction or to comply with any other material provision of this Agreement relating to such Transaction; or

(2)      to perform, or for any Credit Support Provider of such party to perform, any contingent or other obligation which the party (or such Credit Support Provider) has under any Credit Support Document relating to such Transaction;

(ii)      Tax Event. Due to (x) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (y) a Change in Tax Law, the party (which will be the Affected Party) will, or there is a substantial likelihood that it will, on the next succeeding Scheduled Payment Date (1) be required to pay to the other party an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount is required to be deducted or withheld for or on account of a Tax (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) and no additional amount is required to be paid in respect of such Tax under Section 2(d)(i)(4) (other than by reason of Section 2(d)(i)(4)(A) or (B));

(iii)      Tax Event Upon Merger. The party (the "Burdened Party") on the next succeeding Scheduled Payment Date will either (1) be required to pay an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount has been deducted or withheld for or on account of any Indemnifiable Tax in respect of which the other party is not required to pay an additional amount (other than by reason of Section 2(d)(i)(4)(A) or (B)), in either case as a result of a party consolidating or amalgamating with, or merging with or into, or transferring all or substantially all its assets to, another entity (which will be the Affected Party) where such action does not constitute an event described in Section 5(a)(viii);

(iv)      Credit Event Upon Merger. If "Credit Event Upon Merger" is specified in the Schedule as applying to the party, such party ("X"), any Credit Support Provider of X or any applicable Specified Entity of X consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and such action does not constitute an event described in Section 5(a)(viii) but the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of X, such Credit Support Provider or such Specified Entity, as the case may be, immediately prior to such action (and, in such event, X or its successor or transferee, as appropriate, will be the Affected Party); or

(v)      Additional Termination Event. If any "Additional Termination Event" is specified in the Schedule or any Confirmation as applying, the occurrence of such event (and, in such event, the Affected Party or Affected Parties shall be as specified for such Additional Termination Event in the Schedule or such Confirmation).

(c)        Event of Default and Illegality. If an event or circumstance which would otherwise constitute or give rise to an Event of Default also constitutes an Illegality, it will be treated as an Illegality and will not constitute an Event of Default.

6.         Early Termination

(a)        Right to Terminate Following Event of Default. If at any time an Event of Default with respect to a party (the "Defaulting Party") has occurred and is then continuing, the other party (the "Non-defaulting Party") may, by not more than 20 days notice to the Defaulting Party specifying the relevant Event of Default, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all outstanding Transactions. If, however, "Automatic Early Termination" is specified in the Schedule as applying to a party, then an Early Termination Date in respect of all outstanding Transactions will occur immediately upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(1), (3), (5), (6) or, to the extent analogous thereto, (8), and as of the time immediately preceding the institution of the relevant proceeding or the presentation of the relevant petition upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(4) or, to the extent analogous thereto, (8).

(b)        Right to Terminate Following Termination Event.

(i)      Notice. If a Termination Event occurs, an Affected Party will, promptly upon becoming aware of it, notify the other party, specifying the nature of that Termination Event and each Affected Transaction and will also give such other information about that Termination Event as the other party may reasonably require.

(ii)      Transfer to Avoid Termination Event. If either an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there is only one Affected Party, or if a Tax Event Upon Merger occurs and the Burdened Party is the Affected Party, the Affected Party will, as a condition to its right to designate an Early Termination Date under Section 6(b)(iv), use all reasonable efforts (which will not require such party to incur a loss, excluding immaterial, incidental expenses) to transfer within 20 days after it gives notice under Section 6(b)(i) all its rights and obligations under this Agreement in respect of the Affected Transactions to another of its Offices or Affiliates so that such Termination Event ceases to exist.

If the Affected Party is not able to make such a transfer it will give notice to the other party to that effect within such 20 day period, whereupon the other party may effect such a transfer within 30 days after the notice is given under Section 6(b)(i).

Any such transfer by a party under this Section 6(b)(ii) will be subject to and conditional upon the prior written consent of the other party, which consent will not be withheld if such other party's policies in effect at such time would permit it to enter into transactions with the transferee on the terms proposed.

(iii)      Two Affected Parties. If an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there are two Affected Parties, each party will use all reasonable efforts to reach agreement within 30 days after notice thereof is given under Section 6(b)(i) on action to avoid that Termination Event.

(iv)      Right to Terminate. If:---

(1)      a transfer under Section 6(b)(ii) or an agreement under Section 6(b)(iii), as the case may be, has not been effected with respect to all Affected Transactions within 30 days after an Affected Party gives notice under Section 6(b)(i); or

(2)      an Illegality under Section 5(b)(i)(2), a Credit Event Upon Merger or an Additional Termination Event occurs, or a Tax Event Upon Merger occurs and the Burdened Party is not the Affected Party, either party in the case of an Illegality, the Burdened Party in the case of a Tax Event Upon Merger, any Affected Party in the case of a Tax Event or an Additional Termination Event if there is more than one Affected Party, or the party which is not the Affected Party in the case of a Credit Event Upon Merger or an Additional Termination Event if there is only one Affected Party may, by not more than 20 days notice to the other party and provided that the relevant Termination Event is then continuing, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all Affected Transactions.

(c)        Effect of Designation.

(i)      If notice designating an Early Termination Date is given under Section 6(a) or (b), the Early Termination Date will occur on the date so designated, whether or not the relevant Event of Default or Termination Event is then continuing.

(ii)      Upon the occurrence or effective designation of an Early Termination Date, no further payments or deliveries under Section 2(a)(i) or 2(e) in respect of the Terminated Transactions will be required to be made, but without prejudice to the other provisions of this Agreement. The amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 6(e).

(d)        Calculations.

(i)      Statement. On or as soon as reasonably practicable following the occurrence of an Early Termination Date, each party will make the calculations on its part, if any, contemplated by Section 6(e) and will provide to the other party a statement (1) showing, in reasonable detail, such calculations (including all relevant quotations and specifying any amount payable under Section 6(e)) and (2) giving details of the relevant account to which any amount payable to it is to be paid. In the absence of written confirmation from the source of a quotation obtained in determining a Market Quotation, the records of the party obtaining such quotation will be conclusive evidence of the existence and accuracy of such quotation.

(ii)      Payment Date. An amount calculated as being due in respect of any Early Termination Date under Section 6(e) will be payable on the day that notice of the amount payable is effective (in the case of an Early Termination Date which is designated or occurs as a result of an Event of Default) and on the day which is two Local Business Days after the day on which notice of the amount payable is effective (in the case of an Early Termination Date which is designated as a result of a Termination Event). Such amount will be paid together with (to the extent permitted under applicable law) interest thereon (before as well as after judgment) in the Termination Currency, from (and including) the relevant Early Termination Date to (but excluding) the date such amount is paid, at the Applicable Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(e)        Payments on Early Termination. If an Early Termination Date occurs, the following provisions shall apply based on the parties' election in the Schedule of a payment measure, either "Market Quotation" or "Loss," and a payment method, either the "First Method" or the "Second Method." If the parties fail to designate a payment measure or payment method in the Schedule, it will be deemed that "Market Quotation" or the "Second Method," as the case may be, shall apply. The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off.

(i)        Events of Default. If the Early Termination Date results from an Event of Default:---

(1)      First Method and Market Quotation. If the First Method and Market Quotation apply, the Defaulting Party will pay to the Non-defaulting Party the excess, if a positive number, of (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party over (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party.

(2)      First Method and Loss. If the First Method and Loss apply, the Defaulting Party will pay to the Non-defaulting Party, if a positive number, the Non-defaulting Party's Loss in respect of this Agreement.

(3)      Second Method and Market Quotation. If the Second Method and Market Quotation apply, an amount will be payable equal to (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party less (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(4)      Second Method and Loss. If the Second Method and Loss apply, an amount will be payable equal to the Non-defaulting Party's Loss in respect of this Agreement. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(ii)      Termination Events. If the Early Termination Date results from a Termination Event:---

(1)      One Affected Party. If there is one Affected Party, the amount payable will be determined in accordance with Section 6(e)(i)(3), if Market Quotation applies, or Section 6(e)(i)(4), if Loss applies, except that, in either case, references to the Defaulting Party and to the Non-defaulting Party will be deemed to be references to the Affected Party and the party which is not the Affected Party, respectively, and, if Loss applies and fewer than all the Transactions are being terminated, Loss shall be calculated in respect of all Terminated Transactions.

(2)      Two Affected Parties. If there are two Affected Parties:---

(A)      if Market Quotation applies, each party will determine a Settlement Amount in respect of the Terminated Transactions, and an amount will be payable equal to (I) the sum of (a) one-half of the difference between the Settlement Amount of the party with the higher Settlement Amount ("X") and the Settlement Amount of the party with the lower Settlement Amount ("Y") and (b) the Termination Currency Equivalent of the Unpaid Amounts owing to X less (II) the Termination Currency Equivalent of the Unpaid Amounts owing to Y; and

(B)      if Loss applies, each party will determine its Loss in respect of this Agreement (or, if fewer than all the Transactions are being terminated, in respect of all Terminated Transactions) and an amount will be payable equal to one-half of the difference between the Loss of the party with the higher Loss ("X") and the Loss of the party with the lower Loss ("Y").

If the amount payable is a positive number, Y will pay it to X; if it is a negative number, X will pay the absolute value of that amount to Y.

(iii)      Adjustment for Bankruptcy. In circumstances where an Early Termination Date occurs because "Automatic Early Termination" applies in respect of a party, the amount determined under this Section 6(e) will be subject to such adjustments as are appropriate and permitted by law to reflect any payments or deliveries made by one party to the other under this Agreement (and retained by such other party) during the period from the relevant Early Termination Date to the date for payment determined under Section 6(d)(ii).

(iv)      Pre-Estimate. The parties agree that if Market Quotation applies an amount recoverable under this Section 6(e) is a reasonable pre-estimate of loss and not a penalty. Such amount is payable for the loss of bargain and the loss of protection against future risks and except as otherwise provided in this Agreement neither party will be entitled to recover any additional damages as a consequence of such losses.

7.        Transfer

Subject to Section 6(b)(ii), neither this Agreement nor any interest or obligation in or under this Agreement may be transferred (whether by way of security or otherwise) by either party without the prior written consent of the other party, except that:---

(a)      a party may make such a transfer of this Agreement pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all its assets to, another entity (but without prejudice to any other right or remedy under this Agreement); and

(b)      a party may make such a transfer of all or any part of its interest in any amount payable to it from a Defaulting Party under Section 6(e).

Any purported transfer that is not in compliance with this Section will be void.

8.       Contractual Currency

(a)      Payment in the Contractual Currency. Each payment under this Agreement will be made in the relevant currency specified in this Agreement for that payment (the "Contractual Currency"). To the extent permitted by applicable law, any obligation to make payments under this Agreement in the Contractual Currency will not be discharged or satisfied by any tender in any currency other than the Contractual Currency, except to the extent such tender results in the actual receipt by the party to which payment is owed, acting in a reasonable manner and in good faith in converting the currency so tendered into the Contractual Currency, of the full amount in the Contractual Currency of all amounts payable in respect of this Agreement. If for any reason the amount in the Contractual Currency so received falls short of the amount in the Contractual Currency payable in respect of this Agreement, the party required to make the payment will, to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall. If for any reason the amount in the Contractual Currency so received exceeds the amount in the Contractual Currency payable in respect of this Agreement, the party receiving the payment will refund promptly the amount of such excess.

(b)      Judgments. To the extent permitted by applicable law, if any judgment or order expressed in a currency other than the Contractual Currency is rendered (i) for the payment of any amount owing in respect of this Agreement, (ii) for the payment of any amount relating to any early termination in respect of this Agreement or (iii) in respect of a judgment or order of another court for the payment of any amount described in (i) or (ii) above, the party seeking recovery, after recovery in full of the aggregate amount to which such party is entitled pursuant to the judgment or order, will be entitled to receive immediately from the other party the amount of any shortfall of the Contractual Currency received by such party as a consequence of sums paid in such other currency and will refund promptly to the other party any excess of the Contractual Currency received by such party as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Contractual Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which such party is able, acting in a reasonable manner and in good faith in converting the currency received into the Contractual Currency, to purchase the Contractual Currency with the amount of the currency of the judgment or order actually received by such party. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Contractual Currency.

(c)      Separate Indemnities. To the extent permitted by applicable law, these indemnities constitute separate and independent obligations from the other obligations in this Agreement, will be enforceable as separate and independent causes of action, will apply notwithstanding any indulgence granted by the party to which any payment is owed and will not be affected by judgment being obtained or claim or proof being made for any other sums payable in respect of this Agreement.

(d)      Evidence of Loss. For the purpose of this Section 8, it will be sufficient for a party to demonstrate that it would have suffered a loss had an actual exchange or purchase been made.

9.        Miscellaneous

(a)      Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

(b)      Amendments. No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

(c)      Survival of Obligations. Without prejudice to Sections 2(a)(iii) and 6(c)(ii), the obligations of the parties under this Agreement will survive the termination of any Transaction.

(d)      Remedies Cumulative. Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

(e)      Counterparts and Confirmations.

(i)      This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(ii)      The parties intend that they are legally bound by the terms of each Transaction from the moment they agree to those terms (whether orally or otherwise). A Confirmation shall be entered into as soon as practicable and may be executed and delivered in counterparts (including by facsimile transmission) or be created by an exchange of telexes or by an exchange of electronic messages on an electronic messaging system, which in each case will be sufficient for all purposes to evidence a binding supplement to this Agreement. The parties will specify therein or through another effective means that any such counterpart, telex or electronic message constitutes a Confirmation.

(f)      No Waiver of Rights. A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

(g)      Headings. The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

(a)      Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

(b)      Amendments. No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

(c)      Survival of Obligations. Without prejudice to Sections 2(a)(iii) and 6(c)(ii), the obligations of the parties under this Agreement will survive the termination of any Transaction.

(d)      Remedies Cumulative. Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

(e)      Counterparts and Confirmations.

(i)      This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(ii)      The parties intend that they are legally bound by the terms of each Transaction from the moment they agree to those terms (whether orally or otherwise). A Confirmation shall be entered into as soon as practicable and may be executed and delivered in counterparts (including by facsimile transmission) or be created by an exchange of telexes or by an exchange of electronic messages on an electronic messaging system, which in each case will be sufficient for all purposes to evidence a binding supplement to this Agreement. The parties will specify therein or through another effective means that any such counterpart, telex or electronic message constitutes a Confirmation.

(f)      No Waiver of Rights. A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

(g)      Headings. The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

10.       Offices; Multibranch Parties

(a)      If Section 10(a) is specified in the Schedule as applying, each party that enters into a Transaction through an Office other than its head or home office represents to the other party that, notwithstanding the place of booking office or jurisdiction of incorporation or organization of such party, the obligations of such party are the same as if it had entered into the Transaction through its head or home office. This representation will be deemed to be repeated by such party on each date on which a Transaction is entered into.

(b)      Neither party may change the Office through which it makes and receives payments or deliveries for the purpose of a Transaction without the prior written consent of the other party.

(c)      If a party is specified as a Multibranch Party in the Schedule, such Multibranch Party may make and receive payments or deliveries under any Transaction through any Office listed in the Schedule, and the Office through which it makes and receives payments or deliveries with respect to a Transaction will be specified in the relevant Confirmation.

(a)      If Section 10(a) is specified in the Schedule as applying, each party that enters into a Transaction through an Office other than its head or home office represents to the other party that, notwithstanding the place of booking office or jurisdiction of incorporation or organization of such party, the obligations of such party are the same as if it had entered into the Transaction through its head or home office. This representation will be deemed to be repeated by such party on each date on which a Transaction is entered into.

(b)      Neither party may change the Office through which it makes and receives payments or deliveries for the purpose of a Transaction without the prior written consent of the other party.

(c)      If a party is specified as a Multibranch Party in the Schedule, such Multibranch Party may make and receive payments or deliveries under any Transaction through any Office listed in the Schedule, and the Office through which it makes and receives payments or deliveries with respect to a Transaction will be specified in the relevant Confirmation.

11.         Expenses

A Defaulting Party will, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees and Stamp Tax, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement or any Credit Support Document to which the Defaulting Party is a party or by reason of the early termination of any Transaction, including, but not limited to, costs of collection.

12.         Notices

(a)      Effectiveness. Any notice or other communication in respect of this Agreement may be given in any manner set forth below (except that a notice or other communication under Section 5 or 6 may not be given by facsimile transmission or electronic messaging system) to the address or number or in accordance with the electronic messaging system details provided (see the Schedule) and will be deemed effective as indicated:---

(i)      if in writing and delivered in person or by courier, on the date it is delivered;

(ii)      if sent by telex, on the date the recipient's answerback is received;

(iii)      if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender's facsimile machine);

(iv)      if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or

(v)      if sent by electronic messaging system, on the date that electronic message is received,

unless the date of that delivery (or attempted delivery) or that receipt, as applicable, is not a Local Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Local Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Local Business Day.

(b)        Change of Addresses. Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

13.        Governing Law and Jurisdiction

(a)        Governing Law. This Agreement will be governed by and construed in accordance with the law specified in the Schedule.

(b)        Jurisdiction. With respect to any suit, action or proceedings relating to this Agreement ("Proceedings"), each party irrevocably:---

(i)      submits to the jurisdiction of the English courts, if this Agreement is expressed to be governed by English law, or to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City, if this Agreement is expressed to be governed by the laws of the State of New York; and

(ii)      waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

Nothing in this Agreement precludes either party from bringing Proceedings in any other jurisdiction (outside, if this Agreement is expressed to be governed by English law, the Contracting States, as defined in Section 1(3) of the Civil Jurisdiction and Judgments Act 1982 or any modification, extension or re-enactment thereof for the time being in force) nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

(c)      Service of Process. Each party irrevocably appoints the Process Agent (if any) specified opposite its name in the Schedule to receive, for it and on its behalf, service of process in any Proceedings. If for any reason any party's Process Agent is unable to act as such, such party will promptly notify the other party and within 30 days appoint a substitute process agent acceptable to the other party. The parties irrevocably consent to service of process given in the manner provided for notices in Section 12. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

(d)      Waiver of Immunities. Each party irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.

14.      Definitions

As used in this Agreement:---

"Additional Termination Event" has the meaning specified in Section 5(b).

"Affected Party" has the meaning specified in Section 5(b).

"Affected Transactions" means (a) with respect to any Termination Event consisting of an Illegality, Tax Event or Tax Event Upon Merger, all Transactions affected by the occurrence of such Termination Event and (b) with respect to any other Termination Event, all Transactions.

"Affiliate" means, subject to the Schedule, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

"Applicable Rate" means:---

(a)      in respect of obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Defaulting Party, the Default Rate;

(b)      in respect of an obligation to pay an amount under Section 6(e) of either party from and after the date (determined in accordance with Section 6(d)(ii)) on which that amount is payable, the Default Rate;

(c)      is respect of all other obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Non-defaulting Party, the Non-default Rate; and

(d)      in all other cases, the Termination Rate.

"Burdened Party" has the meaning specified in Section 5(b).

"Change in Tax Law" means the enactment, promulgation, execution or ratification of, or any change in or amendment to, any law (or in the application or official interpretation of any law) that occurs on or after the date on which the relevant Transaction is entered into.

"consent" includes a consent, approval, action, authorization, exemption, notice, filing, registration or exchange control consent.

"Credit Event Upon Merger" has the meaning specified in Section 5(b).

"Credit Support Document" means any agreement or instrument that is specified as such in this Agreement.

"Credit Support Provider" has the meaning specified in the Schedule.

"Default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) if it were to fund or of funding the relevant amount plus 1% per annum.

"Defaulting Party" has the meaning specified in Section 6(a).

"Early Termination Date" means the date determined in accordance with Section 6(a) or 6(b)(iv).

"Event of Default" has the meaning specified in Section 5(a) and, if applicable, in the Schedule.

"Illegality" has the meaning specified in Section 5(b).

"Indemnifiable Tax" means any Tax other than a Tax that would not be imposed in respect of a payment under this Agreement but for a present or former connection between the jurisdiction of the government or taxation authority imposing such Tax and the recipient of such payment or a person related to such recipient (including, without limitation, a connection arising from such recipient or related person being or having been a citizen or resident of such jurisdiction, or being or having been organized, present or engaged in a trade or business in such jurisdiction, or having or having had a permanent establishment or fixed place of business in such jurisdiction, but excluding a connection arising solely from such recipient or related person having executed, delivered, performed its obligations or received a payment under, or enforced, this Agreement or a Credit Support Document).

"law" includes any treaty, law, rule or regulation (as modified, in the case of tax matters, by the practice of any relevant governmental revenue authority) and "lawful" and "unlawful" will be construed accordingly.

"Local Business Day" means, subject to the Schedule, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) (a) in relation to any obligation under Section 2(a)(i), in the place(s) specified in the relevant Confirmation or, if not so specified, as otherwise agreed by the parties in writing or determined pursuant to provisions contained, or incorporated by reference, in this Agreement, (b) in relation to any other payment, in the place where the relevant account is located and, if different, in the principal financial centre, if any, of the currency of such payment, (c) in relation to any notice or other communication, including notice contemplated under Section 5(a)(i), in the city specified in the address for notice provided by the recipient and, in the case of a notice contemplated by Section 2(b), in the place where the relevant new account is to be located and (d) in relation to Section 5(a)(v)(2), in the relevant locations for performance with respect to such Specified Transaction.

"Loss" means, with respect to this Agreement or one or more Terminated Transactions, as the case may be, and a party, the Termination Currency Equivalent of an amount that party reasonably determines in good faith to be its total losses and costs (or gain, in which case expressed as a negative number) in connection with this Agreement or that Terminated Transaction or group of Terminated Transactions, as the case may be, including any loss of bargain, cost of funding or, at the election of such party but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position (or any gain resulting from any of them). Loss includes losses and costs (or gains) in respect of any payment or delivery required to have been made (assuming satisfaction of each applicable condition precedent) on or before the relevant Early Termination Date and not made, except, so as to avoid duplication, if Section 6(e)(i)(1) or (3) or 6(e)(ii)(2)(A) applies. Loss does not include a party's legal fees and out-of-pocket expenses referred to under Section 11. A party will determine its Loss as of the relevant Early Termination Date or, if that is not reasonably practicable, as of the earliest date thereafter as is reasonably practicable. A party may (but need not) determine its Loss by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant markets.

"Market Quotation" means, with respect to one or more Terminated Transactions and a party making the determination, an amount determined on the basis of quotations from Reference Market-makers. Each quotation will be for an amount, if any, that would be paid to such party (expressed as a negative number) or by such party (expressed as a positive number) in consideration of an agreement between such party (taking into account any existing Credit Support Document with respect to the obligations of such party) and the quoting Reference Market-maker to enter into a transaction (the "Replacement Transaction") that would have the effect of preserving for such party the economic equivalent of any payment or delivery (whether the underlying obligation was absolute or contingent and assuming the satisfaction of each applicable condition precedent) by the parties under Section 2(a)(i) in respect of such Terminated Transaction or group of Terminated Transactions that would, but for the occurrence of the relevant Early Termination Date, have been required after that date. For this purpose, Unpaid Amounts in respect of the Terminated Transaction or group of Terminated Transactions are to be excluded but, without limitation, any payment or delivery that would, but for the relevant Early Termination Date, have been required (assuming satisfaction of each applicable condition precedent) after that Early Termination Date is to be included. The Replacement Transaction would be subject to such documentation as such party and the Reference Market-maker may, in good faith, agree. The party making the determination (or its agent) will request each Reference Market-maker to provide its quotation to the extent reasonably practicable as of the same day and time (without regard to different time zones) on or as soon as reasonably practicable after the relevant Early Termination Date. The day and time as of which those quotations are to be obtained will be selected in good faith by the party obliged to make a determination under Section 6(e), and, if each party is so obliged, after consultation with the other. If more than three quotations are provided, the Market Quotation will be the arithmetic mean of the quotations, without regard to the quotations having the highest and lowest values. If exactly three such quotations are provided, the Market Quotation will be the quotation remaining after disregarding the highest and lowest quotations. For this purpose, if more than one quotation has the same highest value or lowest value, then one of such quotations shall be disregarded. If fewer than three quotations are provided, it will be deemed that the Market Quotation in respect of such Terminated Transaction or group of Terminated Transactions cannot be determined.

"Non-default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the Non-defaulting Party (as certified by it) if it were to fund the relevant amount.

"Non-defaulting Party" has the meaning specified in Section 6(a).

"Office" means a branch or office of a party, which may be such party's head or home office.

"Potential Event of Default" means any event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

"Reference Market-makers" means four leading dealers in the relevant market selected by the party determining a Market Quotation in good faith (a) from among dealers of the highest credit standing which satisfy all the criteria that such party applies generally at the time in deciding whether to offer or to make an extension of credit and (b) to the extent practicable, from among such dealers having an office in the same city.

"Relevant Jurisdiction" means, with respect to a party, the jurisdictions (a) in which the party is incorporated organized, managed and controlled or considered to have its seat, (b) where an Office through which the party is acting for purposes of this Agreement is located, (c) in which the party executes this Agreement and (d) in relation to any payment, from or through which such payment is made.

"Scheduled Payment Date" means a date on which a payment or delivery is to be made under Section 2(a)(i) with respect to a Transaction.

"Set-off" means set-off, offset, combination of accounts, right of retention or withholding or similar right or requirement to which the payer of an amount under Section 6 is entitled or subject (whether arising under this Agreement, another contract, applicable law or otherwise) that is exercised by, or imposed on, such payer.

"Settlement Amount" means, with respect to a party and any Early Termination Date, the sum of:---

(a)      the Termination Currency Equivalent of the Market Quotations (whether positive or negative) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation is determined; and

(b)      such party's Loss (whether positive or negative and without reference to any Unpaid Amounts) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation cannot be determined or would not (in the reasonable belief of the party making the determination) produce a commercially reasonable result.

"Specified Entity" has the meaning specified in the Schedule.

"Specified Indebtedness" means, subject to the Schedule, any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money.

"Specified Transaction" means, subject to the Schedule, (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between one party to this Agreement (or any Credit Support Provider of such party or any applicable Specified Entity of such party) and the other party to this Agreement (or any Credit Support Provider of such other party or any applicable Specified Entity of such other party) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions), (b) any combination of these transactions and (c) any other transaction identified as a Specified Transaction in this Agreement or the relevant confirmation.

"Stamp Tax" means any stamp, registration, documentation or similar tax.

"Tax" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority in respect of any payment under this Agreement other than a stamp, registration, documentation or similar tax.

"Tax Event" has the meaning specified in Section 5(b).

"Tax Event Upon Merger" has the meaning specified in Section 5(b).

"Terminated Transactions" means with respect to any Early Termination Date (a) if resulting from a Termination Event, all Affected Transactions and (b) if resulting from an Event of Default, all Transactions (in either case) in effect immediately before the effectiveness of the notice designating that Early Termination Date (or, if "Automatic Early Termination" applies, immediately before that Early Termination Date).

"Termination Currency" has the meaning specified in the Schedule.

"Termination Currency Equivalent" means, in respect of any amount denominated in the Termination Currency, such Termination Currency amount and, in respect of any amount denominated in a currency other than the Termination Currency (the "Other Currency"), the amount in the Termination Currency determined by the party making the relevant determination as being required to purchase such amount of such Other Currency as at the relevant Early Termination Date, or, if the relevant Market Quotation or Loss (as the case may be), is determined as of a later date, that later date, with the Termination Currency at the rate equal to the spot exchange rate of the foreign exchange agent (selected as provided below) for the purchase of such Other Currency with the Termination Currency at or about 11:00 a.m. (in the city in which such foreign exchange agent is located) on such date as would be customary for the determination of such a rate for the purchase of such Other Currency for value on the relevant Early Termination Date or that later date. The foreign exchange agent will, if only one party is obliged to make a determination under Section 6(e), be selected in good faith by that party and otherwise will be agreed by the parties.

"Termination Event" means an Illegality, a Tax Event or a Tax Event Upon Merger or, if specified to be applicable, a Credit Event Upon Merger or an Additional Termination Event.

"Termination Rate" means a rate per annum equal to the arithmetic mean of the cost (without proof or evidence of any actual cost) to each party (as certified by such party) if it were to fund or of funding such amounts.

"Unpaid Amounts" owing to any party means, with respect to an Early Termination Date, the aggregate of (a) in respect of all Terminated Transactions, the amounts that became payable (or that would have become payable but for Section 2(a)(iii)) to such party under Section 2(a)(i) on or prior to such Early Termination Date and which remain unpaid as at such Early Termination Date and (b) in respect of each Terminated Transaction, for each obligation under Section 2(a)(i) which was (or would have been but for Section 2(a)(iii)) required to be settled by delivery to such party on or prior to such Early Termination Date and which has not been so settled as at such Early Termination Date, an amount equal to the fair market value of that which was (or would have been) required to be delivered as of the originally scheduled date for delivery, in each case together with (to the extent permitted under applicable law) interest, in the currency of such amounts, from (and including) the date such amounts or obligations were or would have been required to have been paid or performed to (but excluding) such Early Termination Date, at the Applicable Rate. Such amounts of interest will be calculated on the basis of daily compounding and the actual number of days elapsed. The fair market value of any obligation referred to in clause (b) above shall be reasonably determined by the party obliged to make the determination under Section 6(e) or, if each party is so obliged, it shall be the average of the Termination Currency Equivalents of the fair market values reasonably determined by both parties.

IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED By: Name: Title: Date: December 3, 2001
TLP INVESTMENT, L.P. By: Name: Title: Date: December 3, 2001

SCHEDULE
to the
ISDA Master Agreement
dated as of
 December 3, 2001
between
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
("Party A")
and
TLP INVESTMENT, L.P.
("Party B")
Part 1.
Termination Provisions

In this Agreement:

(a)     The "Cross Default" provisions of Section 5(a)(vi) will apply to Party A and to Party B.
        "Threshold Amount" means, for Party A, U.S. $100,000,000, and for Party B, U.S. $500,000.

(b)     "Termination Currency" means United States Dollars.

Part 2.
Documents to be delivered are:

Party Required to deliver Document	Form/Document/ Certificate	Date by which to be Delivered	Covered by Section 3(d) Representation
Party B	Certificate or other documents evidencing the authority of the party entering into this Agreement and any Confirmation.	Upon the execution of this Agreement.	Yes.
Party B	Letter of Representations in substantially the form of Exhibit A.	Upon execution of this Agreement.	Yes.

Part 3.
Miscellaneous

(a)     Addresses for Notices: For the purpose of Section 12(a) of this Agreement:
Address for notices or communications to Party A:
Address:,       World Financial Center, North Tower, 22nd Floor
                      250 Vesey Street, New York, NY 10281-1322
Attention:       Swap Group                    Telephone No.:                  212 449-6577

Address for notices of communications to Party B: Unless provided below, as specified in the applicable Confirmation:
Address:                COUNTERPARTY NAME
                              COUNTERPARTY ADDRESS

Attention:________________________          Telephone No.:___________________

(b)     Process Agent. For the purpose of Section 13(c):
Party A appoints as its Process Agent: Not Applicable.
Party B appoints as its Process Agent: Not Applicable, unless specified.
(c)     Calculation Agent. The Calculation Agent is Party A.
(d)     Credit Support Document. Details of any Credit Support Document:
Party A:      Not Applicable

Party B:       1) The Cash Management Account Agreement ("CMA") between Party A and Party B; and 2) the Credit Support Annex ("CSA") which supplements, forms part of and is subject to this Agreement, annexed hereto as Exhibit B. In the event of any inconsistency between the CSA and the CMA, the CSA shall govern.

(e)      Governing Law and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the State of New York without reference to choice of law doctrine.

(f)      Arbitration. Each party agrees that all controversies which may arise under this Agreement, including but not limited to those involving any Transaction or the construction, performance, or breach of this Agreement shall be determined by arbitration. Any arbitration under this Agreement shall be conducted only before The New York Stock Exchange, Inc. ("NYSE"), The American Stock Exchange, Inc. ("ASE"), or an Arbitration Facility provided by any other exchange ("Other Exchanges"), or The National Association of Securities Dealers, Inc. ("NASD"), and in accordance with its arbitration rules then in force. Party B may elect in the first instance whether arbitration shall be conducted before the NYSE, the ASE, Other Exchanges, or the NASD, but if Party B fails to make such election, by registered letter or telegram addressed to Party A before the expiration of five days after receipt of a written request from Party A to make such election, then Party A may make such election. Judgment upon the award of the arbitration may be entered in any court, state or federal, having jurisdiction. Party A and Party B understand and agree that: (A) arbitration is final and binding on the parties; (B) each party is waiving its right to seek remedies in court, including the right to Jury Trial; (C) pre-arbitration discovery is generally more limited than and different from court proceedings; (D) the arbitrator's award is not required to include factual findings or legal reasoning and any Party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited; and (E) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

(g)      Payments on Early Termination. For purposes of Section 6(e) of the Agreement, Market Quotation and the Second Method shall apply.

Part 4.
Other Provisions

(1)      Transfer. Notwithstanding the provisions of Section 7, Party A may assign its rights and delegate its obligations under any Transaction, in whole or in part, to any affiliate (an "Assignee") of ML & Co., effective (the "Effective Date") upon delivery to Party B of both (a) an executed acceptance and assumption by the Assignee (an "Assumption") of the transferred obligations of Party A under the Transaction(s) (the "Transferred Obligations"); and (b) an executed guarantee (the "Guarantee") of ML & Co., of the Transferred Obligations. On the Effective Date, (a) Party A shall be released from all obligations and liabilities arising under the Transferred Obligations; and (b) the Transferred Obligations shall cease to be Transaction(s) under this Agreement and shall be deemed to be Transaction(s) under the Master Agreement between Assignee and Party B, provided that, if at such time Assignee and Party B have not entered into a Master Agreement, Assignee and Party B shall be deemed to have entered into an ISDA form of Master Agreement (Multicurrency-Cross Border) without any Schedule attached thereto.

(2)      Acknowledgment. Party B acknowledges that Party A has a first priority lien, charge and security interest on all securities and property covered by the CMA which secures, among other things, Party B's obligations arising under, in connection with or pursuant to this Agreement or any Transaction contemplated hereunder.

(3)      Applicability of Certain Provisions. If Party B is a natural person, those provisions relating solely to non natural persons shall not apply to Party B.

(4)      References. Whenever the Agreement refers to a party as "it" or "its", such reference shall be interpreted to also include Party B.

Credit Support Annex

ISDA®
International Swap Dealers Association, Inc.

CREDIT SUPPORT ANNEX

to the Schedule to the

ISDA MASTER AGREEMENT

dated as of December 3, 2001

between
MERRILL LYNCH PIERCE,	and	TLP INVESTMENT, L.P.
FENNER & SMITH INCORPORATED
("Party A")		("Party B")

This Annex supplements, forms part of, and is subject to, the above-referenced Agreement, is part of its Schedule and is a Credit Support Document under this Agreement with respect to Party B.

Accordingly, the parties agree as follows:

Paragraph 1.   Interpretation

(a)      Definitions and Inconsistency. Capitalized terms not otherwise defined herein or elsewhere in this Agreement have the meanings specified pursuant to Paragraph 12, and all references in this Annex to Paragraphs are to Paragraphs of this Annex. In the event of any inconsistency between this Annex and the other provisions of this Schedule, this Annex will prevail, and in the event of any inconsistency between Paragraph 13 and the other provisions of this Annex, Paragraph 13 will prevail.

(b)      Secured Party and Pledgor. All references in this Annex to the "Secured Party" will be to either party when acting in that capacity and all corresponding references to the Pledgor will be to the other party when acting in that capacity; provided, however, that if Other Posted Support is held by a party to this Annex, all references herein to that party as the Secured Party with respect to that Other Posted Support will be to that party as the beneficiary thereof and will not subject that support or that party as the beneficiary thereof to provisions of law generally relating to security interests and secured parties.

Paragraph 2.   Security Interest

Each party, as the Pledgor, hereby pledges to the other party, as the Secured Party, as security for its Obligations and grants to the Secured Party a first priority continuing security interest in, lien on and right of Set-off against all Posted Collateral Transferred to or received by the Secured Party hereunder. Upon the Transfer by the Secured Party to the Pledgor or Posted Collateral, the security interest and lien granted hereunder on that Posted Collateral will be released immediately and, to the extent possible, without any further action by either party.

Paragraph 3.   Credit Support Obligations

(a)      Delivery Amount. Subject to Paragraphs 4 and 5, upon demand made by the Secured Party on or promptly following a Valuation Date, if the Delivery Amount for that Valuation Date equals or exceeds the Pledgor's Minimum Transfer Amount, then the Pledgor will Transfer to the Secured Party Eligible Credit Support having a Value as of the date of Transfer at least equal to the applicable Delivery Amount (rounded pursuant to Paragraph 13). Unless otherwise specified in Paragraph 13, the "Delivery Amount" applicable to the Pledgor for any Valuation Date will equal the amount by which:

(i)      the Credit Support Amount

exceeds

(ii)      the Value as of that Valuation Date of all Posted Credit Support held by the Secured Party.

(b)      Return Amount. Subject to Paragraphs 4 and 5, upon a demand made by the Pledgor on or promptly following a Valuation Date, if the Return Amount for that Valuation Date equals or exceeds Secured Party's Minimum Transfer Amount, then the Secured Party will Transfer to the Pledgor Posted Credit Support specified by the Pledgor in that demand having a Value as of the date of Transfer as close as practicable to the applicable Return Amount (rounded pursuant to Paragraph 13). Unless otherwise specified in Paragraph 13, the "Return Amount" applicable to the Secured Party for any Valuation Date will equal the amount by which:

(i)      the Value as of that Valuation Date of all Posted Credit Support held by the Secured Party exceeds

(ii)      the Credit Support Amount.

"Credit Support Amount" means, unless otherwise specified in Paragraph 13, for any Valuation Date (i) the Secured Party's Exposure for that Valuation Date plus (ii) the aggregate of all Independent Amounts applicable to the Pledgor, if any, minus (iii) all Independent Amounts applicable to the Secured Party, if any, minus (iv) the Pledgor's Threshold; provided, however, that the Credit Support Amount will be deemed to be zero whenever the calculation of Credit Support Amount yields a number less than zero.

Paragraph 4.   Conditions Precedent, Transfer Timing, Calculations and Substitutions

(a)      Conditions Precedent. Each Transfer obligation of the Pledgor under Paragraphs 3 and 5 and of the Secured Party under Paragraphs 3, 4(d)(ii), 5 and 6(d) is subject to the conditions precedent that:

(i)      no Event of Default, Potential Event of Default or Specified Condition has occurred and is continuing with respect to the other party; and

(ii)      no Early Termination Date for which any unsatisfied payment obligations exist has occurred or been designated as the result of an Event of Default or Specified Condition with respect to the other party.

(b)          Transfer Timing. Subject to Paragraphs 4(a) and 5 and unless otherwise specified, if a demand for the Transfer of Eligible Credit Support or Posted Credit Support is made by the Notification Time, then the relevant Transfer will be made not later than the close of business on the next Local Business Day; if a demand is made after the Notification Time, then the relevant Transfer will be made not later than the close of business on the second Local Business Day thereafter.

(c)      Calculations. All calculations of Value and Exposure for purposes of Paragraphs 3 and 6(d) will be made by the Valuation Agent as of the Valuation Time. The Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) of its calculations not later than the Notification Time on the Local Business Day following the applicable Valuation Date (or in the case of Paragraph 6(d), following the date of calculation.

(d)      Substitutions.

(i)      Unless otherwise specified in Paragraph 13, upon notice to the Second Party specifying the items of Posted Credit Support to be exchanged, the Pledgor may, on any Local Business Day, Transfer to the Secured Party substitute Eligible Credit Support (the "Substitute Credit Support"); and

(ii)      subject to Paragraph 4(a), the Secured Party will Transfer to the Pledgor the items of Posted Credit Support specified by the Pledgor in its notice not later than the Local Business Day following the date on which the Secured Party receives the Substitute Credit Support, unless otherwise specified in Paragraph 13 (the "Substitution Date"); provided that the Secured Party will only be obligated to Transfer Posted Credit Support with a Value as of the date of Transfer of that Posted Credit Support equal to the Value as of that date of the Substitute Credit Support.

Paragraph 5.   Dispute Resolution

If a party (a "Disputing Party") disputes (I) the Valuation Agent's calculation of a Delivery Amount or a Return Amount or (II) the Value of any Transfer of Eligible Credit Support or Posted Credit Support, then (1) the Disputing Party will notify the other party and the Valuation Agent (if the Valuation Agent is not the other party) not later than the close of business on the Local Business Day following (X) the date that the demand is made under Paragraph 3 in case of (I) above or (Y) the date that the demand is made under Paragraph 3 in the case of (I) above or (Y) the date of Transfer in the case of (II) above, (2) subject to Paragraph 4(a), the appropriate party will Transfer the undisputed amount to the other party not later than the close of business on the Local Business Day following (X) the date that the demand is made under Paragraph 3 in the case of (I) above or (Y) the date of Transfer in the case of (II) above, (3) the parties will consult with each other in an attempt to resolve the dispute and (4) if they fail to resolve the dispute by the Resolution Time, then:

(i)      In the case of a dispute involving a Delivery Amount or Return Amount, unless otherwise specified in Paragraph 13, the Valuation Agent will recalculate the Exposure and the Value as of the Recalculation Date by:

(A)      utilizing any calculations of Exposure for the Transactions (or Swap Transactions) that the parties have agreed are not in dispute;

(B)      calculating the Exposure for the Transactions (or Swap Transactions) in dispute by seeking four actual quotations at mid-market from Reference Market-makers for purposes of calculating Market Quotation, and taking the arithmetic average of those obtained; provided that if four quotations are not available for a particular Transaction (or Swap Transaction), then fewer than four quotations may be used for that Transaction (or Swap Transaction); and if no quotations are available for a particular Transaction (or Swap Transaction), then the Valuation Agent's original calculations will be used for that Transaction (or Swap Transaction);

(C)      utilizing the procedures specified in Paragraph 13 for calculating the Value, if disputed, of Posted Credit Support.

(ii)      In the case of a dispute involving the Value of any Transfer of Eligible Credit Support or Posted Credit Support the Valuation Agent will recalculate the Value as of the date of Transfer pursuant to Paragraph 13.

Following a recalculation pursuant to this Paragraph, the Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) not later than the Notification Time on the Local Business Day following the Resolution Time. The appropriate party will, upon demand following that notice by the Valuation Agent or a resolution pursuant to (3) above and subject to Paragraphs 4(a) and 4(b), make the appropriate Transfer.

Paragraph 6.   Holding and Using Posted Collateral

(a)      Care of Posted Collateral. Without limiting the Secured Party's rights under Paragraph 6(c), the Secured Party will exercise reasonable care to assure the safe custody of all Posted Collateral to the extent required by applicable law, and in any event the Secured Party will be deemed to have exercised reasonable care if it exercises at least the same degree of care as it would exercise with respect to its own property. Except as specified in the preceding sentence, the Secured Party will have no duty with respect to Posted Collateral, including, without limitation, any duty to collect any Distributions, or enforce or preserve any rights pertaining thereto.

(b)      Eligibility to Hold Posted Collateral; Custodians.

(i)      General. Subject to the satisfaction of any conditions specified in Paragraph 13 for holding Posted Collateral, the Secured Party will be entitled to hold Posted Collateral or to appoint an agent (a "Custodian") to hold Posted Collateral for the Secured Party. Upon notice by the Secured Party to the Pledgor of the appointment of a Custodian, the Pledgor's obligations to make any Transfer will be discharged by making the Transfer to that Custodian. The holding of Posted Collateral by a Custodian will be deemed to be the holding of that Posted Collateral by the Secured Party for which the Custodian is acting.

(ii)      Failure to Satisfy Conditions. If the Secured Party or its Custodian fails to satisfy conditions for holding Posted Collateral, then upon a demand made by the Pledgor, the Secured Party will, not later than five Local Business Days after the demand, Transfer or cause its Custodian to Transfer all Posted Collateral held by it to a Custodian that satisfies those conditions or to the Secured Party if it satisfies those conditions.

(iii)      Liability. The Secured Party will be liable for the acts or omissions of its Custodian to the same extent that the Secured Party would be liable hereunder for its own acts or omissions.

(c)      Use of Posted Collateral. Unless otherwise specified in Paragraph 13 and without limiting the rights and obligations of the parties under Paragraphs 3, 4(d)(ii), 5, 6(d) and 8, if the Secured Party is not a Defaulting Party or an Affected Party with respect to a Specified Condition and no Early Termination Date has occurred or been designated as the result of an Event of Default or Specified Condition with respect to the Secured Party, then the Secured Party will, notwithstanding Section 9-207 of the New York Uniform Commercial Code, have the right to:

(i)      sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Posted Collateral it holds, free from any claim or right of any nature whatsoever of the Pledgor, including any equity or right of redemption by the Pledgor; and

(ii)      register any Posted Collateral in the name of the Secured Party, its Custodian or a nominee for either.

For purposes of the obligation to Transfer Eligible Credit Support or Posted Credit Support pursuant to Paragraphs 3 and 5 and any rights or remedies authorized under this Agreement, the Secured Party will be deemed to continue to hold all Posted Collateral and to receive Distributions made thereon, regardless of whether the Secured Party has exercised any rights with respect to any Posted Collateral pursuant to (i) or (ii) above.

(d)      Distributions and Interest Amount.

(i)      Distributions. Subject to Paragraph 4(a), if the Secured Party receives or is deemed to receive Distributions on a Local Business Day, it will Transfer to the Pledgor not later than the following Business Day any Distributions it receives or is deemed to receive to the extent that a Delivery Amount would not be created or increased by that Transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed to be a Valuation Date for this purpose).

(ii)      Interest Amount. Unless otherwise specified in Paragraph 13 and subject to Paragraph 4(a), in lieu of any interest, dividends or other amounts paid or deemed to have been paid with respect to Posted Collateral in the form of Cash (all of which may be retained by the Secured Party), the Secured Party will Transfer to the Pledgor at the times specified in Paragraph 13 the Interest Amount to the extent that a Delivery Amount would not be created or increased by that Transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed to be a Valuation Date for this purpose). The Interest Amount or portion thereof not Transferred pursuant to this Paragraph will constitute Posted Collateral in the form of Cash and will be subject to the security interest granted under Paragraph 2.

Paragraph 7.   Events of Default

For purposes of Section 5(a)(iii)(1) of this Agreement, an Event of Default will exist with respect to a party if:

(i)    that party fails (or fails to cause its Custodian) to make, when due, any Transfer of Eligible Collateral, Posted Collateral or the Interest Amount, as applicable, required to be made by it and that failure continues for two Local Business Days after notice of that failure is given to that party;

(ii)   that party fails to comply with any restriction or prohibition specified in this Annex with respect to any of the rights specified in Paragraph 6(c) and that failure continues for five Local Business Days after notice of that failure is given to that party; or

(iii)   that party fails to comply with or perform any agreement or obligation other than those specified in Paragraphs 7(i) and 7(ii) and that failure continues for 30 days after notice of that failure is given to that party.

Paragraph 8.   Certain Rights and Remedies

(a)      Secured Party's Rights and Remedies. If at any time (1) an Event of Default or Specified Condition with respect to the Pledgor has occurred and is continuing or (2) an Early Termination Date has occurred or been designated as the result of an Event of Default or Specified Condition with respect to the Pledgor, then, unless the Pledgor has paid in full all of its Obligations that are then due, the Secured Party may exercise one or more of the following rights and remedies:

(i)      all rights and remedies available to a secured party under applicable law with respect to Posted Collateral held by the Secured Party;

(ii)      any other rights and remedies available to the Secured Party under the terms of Other Posted Support, if any;

(iii)      the right to Set-off any amounts payable by the Pledgor with respect to any Obligations against any Posted Collateral or the Cash equivalent of any Posted Collateral held by the Secured Party (or any obligation of the Secured Party to Transfer that Posted Collateral); and

(iv)      the right to liquidate any Posted Collateral held by the Secured Party through one or more public or private sales or other dispositions with such notice, if any, as may be required under applicable law, free from any claim or right of any nature whatsoever of the Pledgor, including any equity or right of redemption by the Pledgor (with the Secured Party having the right to purchase any or all of the Posted Collateral to be sold) and to apply the proceeds (or the Cash equivalent thereof) from the liquidation of the Posted Collateral to any amounts payable by the Pledgor with respect to any Obligations in that order as the Secured Party may elect.

Each party acknowledges and agrees that Posted Collateral in the form of securities may decline speedily in value and is of a type customarily sold on a recognized market, and, accordingly, the Pledgor is not entitled to prior notice of any sale of that Posted Collateral by the Secured Party, except any notice that is required under applicable law and cannot be waived.

(b)      Pledgor's Rights and Remedies. If at any time an Early Termination Date has occurred or been designated as the result of an Event of Default or Specified Condition with respect to the Secured Party, then (except in the case of an Early Termination Date relating to less than all Transactions (or Swap Transactions) where the Secured Party has paid in full all of its obligations that are then due under Section 6(e) of this Agreement):

(i)      the Pledgor may exercise all rights and remedies available to a Pledgor under applicable law with respect to Posted Collateral held by the Secured Party;

(ii)      the Pledgor may exercise any other rights and remedies available to the Pledgor under the terms of Other Posted Support, if any;

(iii)      the Secured Party will be obligated immediately to Transfer all Posted Collateral and the Interest Amount to the Pledgor; and

(iv)      to the extent that Posted Collateral or the Interest Amount is not so Transferred pursuant to (iii) above, the Pledgor may:

(A)      Set-off any amounts payable by the Pledgor with respect to any Obligations against any Posted Collateral or the Cash equivalent of any Posted Collateral held by the Secured Party (or any obligation of the Secured Party to Transfer that Posted Collateral); and

(B)      to the extent that the Pledgor does not Set-off under (iv)(A) above, withhold payment of any remaining amounts payable by the Pledgor with respect to any Obligations, up to the Value of any remaining Posted Collateral held by the Secured Party, until that Posted Collateral is Transferred to the Pledgor.

(c)      Deficiencies and Excess Proceeds. The Secured Party will Transfer to the Pledgor any proceeds and Posted Credit Support remaining after liquidation, Set-off and/or application under Paragraphs 8(a) and 8(b) after satisfaction in full of all amounts payable by the Pledgor with respect to any Obligations; the Pledgor in all events will remain liable for any amounts remaining unpaid after any liquidation, Set-off and/or application under Paragraphs 8(a) and 8(b).

(d)      Final Returns. When no amounts are or thereafter may become payable by the Pledgor with respect to any Obligations (except for any potential liability under Section 2(d) of this Agreement), the Secured Party will Transfer to the Pledgor all Posted Credit Support and the Interest Amount, if any.

Paragraph 9.   Representations

Each party represents to the other party (which representation will be deemed to be repeated as of each date on which it, as the Pledgor, Transfers Eligible Collateral) that:

(i)      it has the power to grant a security interest in and lien on any Eligible Collateral it Transfers as the Pledgor and has taken all necessary actions to authorize the granting of that security interest and lien;

(ii)      it is the sole owner of or otherwise has the right to Transfer all Eligible Collateral it Transfers to the Secured Party hereunder, free and clear of any security interest, lien, encumbrance or other restrictions other than the security interest and lien granted under Paragraph 2;

(iii)      upon the Transfer of any Eligible Collateral to the Secured Party under the terms of this Annex, the Secured Party will have a valid and perfected first priority security interest therein (assuming that any central clearing corporation or any third-party financial intermediary or other entity not within the control of the Pledgor involved in the Transfer of that Eligible Collateral gives the notices and takes the action required of it under applicable law for perfection of that interest); and

(iv)      the performance by it of its obligations under this Annex will not result in the creation of any security interest, lien or other encumbrance on any Posted Collateral other than the security interest and lien granted under Paragraph 2.

Paragraph 10.   Expenses

(a)      General. Except as otherwise provided in Paragraphs 10(b) and 10(c), each party will pay its own costs and expenses in connection with performing its obligations under this Annex and neither party will be liable for any costs and expenses incurred by the other party in connection herewith.

(b)      Posted Credit Support. The Pledgor will promptly pay when due all taxes, assessments or charges of any nature that are imposed with respect to Posted Credit support held by the Secured Party upon becoming aware of the same, regardless of whether any portion of that Posted Credit Support is subsequently disposed of under Paragraph 6(c), except for those taxes, assessments and charges that result from the exercise of the Secured Party's rights under Paragraph 6(c).

(c)      Liquidation/Application of Posted Credit Support. All reasonable costs and expenses incurred by or on behalf of the Secured Party or the Pledgor in connection with the liquidation and/or application of any Posted Credit Support under Paragraph 8 will be payable, on demand and pursuant to the Expenses Section of this Agreement, by the Defaulting Party or, if there is no Defaulting Party, equally by the parties.

Paragraph 11.   Miscellaneous

(a)      Default Interest. A Secured Party that fails to make, when due, any Transfer of Posted Collateral or the Interest Amount will be obliged to pay the Pledgor (to the extent permitted under applicable law) an amount equal to interest at the Default Rate multiplied by the Value of the items of property that were required to be Transferred, from (and including) the date that the Posted Collateral or Interest Amount was required to be Transferred to (but excluding) the date of Transfer of that Posted Collateral or Interest Amount. This interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(b)      Further Assurances. Promptly following a demand made by a party, the other party will execute, deliver, file and record any financing statement, specific assignment or other document and take any other action that may be necessary or desirable and reasonably requested by that party to create, preserve, perfect or validate any security interest or lien granted under Paragraph 2, to enable that party to exercise or enforce its rights under this Annex with respect to Posted Credit Support or an Interest Amount or to effect or document a release of a security interest on Posted Collateral or an Interest Amount.

(c)      Further Protection. The Pledgor will promptly give notice to the Secured Party of, and defend against, any suit, action, proceeding or lien that involves Posted Credit Support Transferred by the Pledgor or that could adversely affect the security interest and lien granted by it under Paragraph 2, unless that suit, action, proceeding or lien results from the exercise of the Secured Party's rights under Paragraph 6(c).

(d)      Good Faith and Commercially Reasonable Manner. Performance of all obligations under this Annex, including, but not limited to, all calculations, valuations and determinations made by either party, will be made in good faith and in a commercially reasonable manner.

(e)      Demands and Notices. All demands and notices given by a party under this Annex will be made as specified in the Notices Section of this Agreement, except as otherwise provided in Paragraph 13.

(f)      Specifications of Certain Matters. Anything referred to in this Annex as being specified in Paragraph 13 also may be specified in one or more Confirmations or other documents and this Annex will be construed accordingly.

Paragraph 12.   Definitions

As used in this Annex:---

"Cash" means the lawful currency of the United States of America.

"Credit Support Amount" has the meaning specified in Paragraph 3.

"Custodian" has the meaning specified in Paragraphs 6(b)(i) and 13.

"Delivery Amount" has the meaning specified in Paragraph 3(a).

"Disputing Party" has the meaning specified in Paragraph 5.

"Distributions" means, with respect to Posted Collateral other than Cash, all principal, interest and other payments and distributions of cash or other property with respect thereto, regardless of whether the Secured Party has disposed of that Posted Collateral under Paragraph 6(c). Distributions will not include any item of property acquired by the Secured Party upon any disposition or liquidation of Posted Collateral or, with respect to any Posted Collateral in the form of Cash, any distributions on that collateral, unless otherwise specified herein.

"Eligible Collateral" means, with respect to a party, the items, if any, specified as such for that party in Paragraph 13.

"Eligible Credit Support" means Eligible Collateral and Other Eligible Support.

"Exposure" means for any Valuation Date or other date for which Exposure is calculated and subject to Paragraph 5 in the case of a dispute, the amount, if any, that would be payable to a party that is the Secured Party by the other party (expressed as a positive number) or by a party that is the Secured Party to the other party (expressed as a negative number) pursuant to Section 6(e)(ii)(2)(A) of this Agreement as if all Transactions (or Swap Transactions) were being terminated as of the relevant Valuation Time; provided that Market Quotation will be determined by the Valuation Agent using its estimates at mid-market of the amounts that would be paid for Replacement Transactions (as that term is defined in the definition of "Market Quotation").

"Independent Amount" means, with respect to party, the amount specified as such for that party in Paragraph 13; if no amount is specified, zero.

"Interest Amount" means, with respect to an Interest Period, the aggregate sum of the amounts of interest calculated for each day in that Interest Period on the principal amount of Posted Collateral in the form of Cash held by the Secured Party on that day, determined by the Secured Party for each such day as follows:

          (x)      the amount of Cash on that day; multiplied by

          (y)      the Interest Rate in effect for that day; divided by

          (z)      360.

"Interest Period" means the period from (and including) the last Local Business Day on which an Interest Amount was Transferred (or, if no Interest Amount has yet been Transferred, the Local Business Day on which Posted Collateral in the form of Cash was Transferred to or received by the Secured Party) to (but excluding) the Local Business Day on which the current Interest Amount is to be Transferred.

"Interest Rate" means the rate specified in Paragraph 13.

"Local Business Day," unless otherwise specified in Paragraph 13, has the meaning specified in the Definitions Section of this Agreement, except that references to a payment in clause (b) thereof will be deemed to include a Transfer under this Annex.

"Minimum Transfer Amount" means, with respect to a party, the amount specified as such for that party in Paragraph 13; if no amount is specified, zero.

"Notification Time" has the meaning specified in Paragraph 13.

"Obligations" means, with respect to a party, all present and future obligations of that party under this Agreement and any additional obligations specified for that party in Paragraph 13.

"Other Eligible Support" means, with respect to a party, the items, if any, specified as such for that party in Paragraph 13.

"Other Posted Support" means all Other Eligible Support Transferred to the Secured Party that remains in effect for the benefit of that Secured Party.

"Pledgor" means either party, when that party (i) receives a demand for or is required to Transfer Eligible Credit Support under Paragraph 3(a) or (ii) has Transferred Eligible Credit Support under Paragraph 3(a).

"Posted Collateral" means all Eligible Collateral, other property, Distributions, and all proceeds thereof that have been Transferred to or received by the Secured Party under this Annex and not Transferred to the Pledgor pursuant to Paragraph 3(b), 4(d)(ii) or 6(d)(i) or released by the Secured Party under Paragraph 8. Any Interest Amount or portion thereof not Transferred pursuant to Paragraph 6(d)(ii) will constitute Posted Collateral in the form of Cash.

"Posted Credit Support" means Posted Collateral and Other Posted Support.

"Recalculation Date" means the Valuation Date that gives rise to the dispute under Paragraph 5; provided, however, that if a subsequent Valuation Date occurs under Paragraph 3 prior to the resolution of the dispute, then the "Recalculation Date" means the most recent Valuation Date under Paragraph 3.

"Resolution Time" has the meaning specified in Paragraph 13.

"Return Amount" has the meaning specified in Paragraph 3(b).

"Secured Party" means either party, when that party (i) makes a demand for or is entitled to receive Eligible Credit Support under Paragraph 3(a) or (ii) holds or is deemed to hold Posted Credit Support.

"Specified Condition" means, with respect to a party, any event specified as such for that party in Paragraph 13.

"Substitute Credit Support" has the meaning specified in Paragraph 4(d)(i).

"Substitution Date" has the meaning specified in Paragraph 4(d)(ii).

"Threshold" means, with respect to a party, the amount specified as such for that party in Paragraph 13; if no amount is specified, zero.

"Transfer" means, with respect to any Eligible Credit Support, Posted Credit Support or Interest Amount, and in accordance with the instructions of the Secured Party, Pledgor or Custodian, as applicable:

(i)      in the case of Cash, payment or delivery by wire transfer into one or more bank accounts specified by the recipient;

(ii)      in the case of certificated securities that cannot be paid or delivered by book-entry, payment or delivery in appropriate physical form to the recipient or its account accompanied by any duly executed instruments of transfer, assignments in blank, transfer tax stamps and any other documents necessary to constitute a legally valid transfer to the recipient;

(iii)      in the case of securities that can be paid or delivered in book-entry, the giving of written instruments to the relevant depository institution or other entity specified by the recipient, together with a written copy thereof to the recipient, sufficient if complied with to result in a legally effective transfer of the relevant interest to the recipient; and

(iv)      in the case of Other Eligible Support or Other Posted Support, as specified in Paragraph 13.

"Valuation Agent" has the meaning specified in Paragraph 13.

"Valuation Date" means each date specified in or otherwise determined pursuant to Paragraph 13.

"Valuation Percentage" means, for any item of Eligible Collateral, the percentage specified in Paragraph 13.

"Valuation Time" has the meaning specified in Paragraph 13.

"Value" means for any Valuation Date or other date for which Value is calculated, and subject to Paragraph 5 in the case of a dispute, with respect to:

(i)      Eligible Collateral or Posted Collateral that is:

(A)      Cash, the amount thereof; and

(B)      a security, the bid price obtained by the Valuation Agent multiplied by the applicable Valuation Percentage, if any;

(ii)      Posted Collateral that consists of items that are not specified as Eligible Collateral, zero; and

(iii)      Other Eligible Support and Other Posted Support, as specified in Paragraph 13.

Paragraph 13. Elections and Variables

(a)      Security Interest for "Obligations". The term "Obligations" as used in this Annex includes the following additional obligations: None.

(b)      Credit Support Obligations.

        (i)      Delivery Amount, Return Amount and Credit Support Amount.

        (A)      "Delivery Amount" has the meaning specified in Paragraph 3(a).

        (B)      "Return Amount" has the meaning specified in Paragraph 3(b).

        (C)      "Credit Support Amount" has the meaning specified in Paragraph 3(b).

        (ii)      Eligible Collateral. The following items will qualify as "Eligible Collateral":

Valuation Percentage
(A)	Cash currency denominated in U.S. Dollars;	100%
(B)	negotiable debt obligations issued by the U.S. Treasury Department having a remaining maturity at issuance of not more than one year;	98%
(C)	negotiable debt obligations issued by the U.S. Treasury Department having a remaining maturity at issuance of more than one year but not more than ten years;	98%
(D)	negotiable debt obligations issued by the U.S. Treasury Department having a remaining maturity at issuance of more than ten years;	95%
(E)	Any other collateral acceptable to Secured Party in its sole discretion.	As determined by the Secured Party.

(iii)    Other Eligible Support. There shall be no "Other Eligible Support" for either Party A or Party B.

(iv)    Thresholds.

(A)    "Independent Amount" for Party B means, with respect to each Transaction, any amount specified as such in a Confirmation governing such Transaction.

(B)    "Threshold" for the Pledgor means zero.

(C)    "Minimum Transfer Amount" means, with respect to a party, $100,000; provided, that if an Event of Default has occurred and is continuing with respect to Party B, the Minimum Transfer Amount with respect to Party B shall be zero.

(D)    "Rounding". The Delivery Amount and the Return Amount will be rounded up and down respectively to the nearest integral multiple of $10,000.

(c)     Valuation and Timing.

(i)      "Valuation Agent" means the Secured Party.

(ii)      "Valuation Date" means (a) the Trade Date of each Transaction, if either party has an Independent Amount greater than zero for that Transaction, and (b) each other Local Business Day designated as a Valuation Date by notice given by one party to the other no later than the Notification Time on the Local Business Day before the Valuation Date so designated.

(iii)      "Valuation Time" means the close of business in the city of the Valuation Agent on the Local Business Day preceding the Valuation Date or date of calculation, as applicable; provided that the calculations of Value and Exposure will be made as of approximately the same time on the same date.

(iv)      "Notification Time" means by 10:00 a.m., New York time, on a Local Business Day.

(d)      Conditions Precedent and Secured Party's Rights and Remedies. Each of the following Termination Events will be a "Specified Condition" for the Pledgor: None.

(e)      Substitution.

(i)      "Substitution Date" has the meaning specified in Paragraph 4(d)(ii).

(ii)      "Consent." The Pledgor must obtain the Secured Party's consent for any substitution pursuant to Paragraph 4(d).

(f)              Dispute Resolution.

(i)      "Resolution Time" means 1:00 p.m., New York Time, on the fifth Local Business Day following the date on which notice is given that gives rise to a dispute under Paragraph 5.

(ii)      "Value." For the purpose of Paragraph 5(i)(C) and 5(ii), the Value of Eligible Collateral other then Cash will be calculated as follows:

the sum of (i) (x) the arithmetic mean of the closing bid prices quoted on the relevant date of three nationally recognized principal market makers (which may include an affiliate of Party A) for such security chosen by the Valuation Agent multiplied by the applicable Valuation Percentage or (y) if no quotations are available from such principal market makers on the relevant date, the arithmetic mean of the closing bid prices on the next preceding date multiplied by the applicable Valuation Percentage plus (ii) the accrued interest, if any, on such security (except to the extent Transferred to a party pursuant to any applicable provision of this Agreement or included in the applicable price referred to in (i) of this clause) as of such date.

(iii)    "Alternative." Not Applicable.

(g)     Holding and Using Posted Collateral.

(i)      "Eligibility to Hold Posted Collateral; Custodians." Secured Party and its Custodian will be entitled to hold Posted Collateral pursuant to Paragraph 6(b), provided that the following conditions are satisfied:

(1)      The Secured Party: The Secured Party is not a Defaulting Party; and

(2)      The Custodian: The Custodian is either: (a) an affiliate of the Secured Party or (b) a bank or trust company having total assets of at least US $10,000,000,000.

(ii)      "Use of Posted Collateral" The provisions of Paragraph 6(c) will apply.

(h)              Distributions and Interest Amount.

(i)      "Interest Rate." The Interest Rate will be the rate per annum equal to the overnight Federal Funds Rate for each day cash is held by the Secured Party as reported in Federal Reserve Publication H.15-519.

(ii)      "Transfer of Interest Amount." The Transfer of the Interest Amount will be made on the last Local Business Day of each calendar month and on any Local Business Day that Posted Collateral in the form of Cash is Transferred to the Pledgor pursuant to Paragraph 3(b).

(iii)    "Alternative to Interest Amount." Not Applicable.

(i)      Additional Representations. Not Applicable.

(j)      "Other Eligible Support and Other Posted Support."

(i)      "Value" with respect to Other Eligible Support and Other Posted Support means: Not Applicable.

(ii)       "Transfer" with respect to Other Eligible Support and Other Posted Support means: Not Applicable.

(k)        Demands and Notices. All demands, specifications and notices made by a party to this Annex will be made pursuant to the Notices Section of this Agreement.

(l)         Addresses for Transfers. Not Applicable.

(m)       Agreement as to Single Secured Party and Pledgor. Party A and Party B agree that, notwithstanding anything to the contrary in the recital to this Annex, Paragraph 1(b) or Paragraph 2 or the definitions in Paragraph 12, (a) the term "Secured Party" as used in this Annex means only Party A, (b) the term "Pledgor" as used in this Annex means only Party B, (c) only Party B makes the pledge and grant in Paragraph 2, the acknowledgment in the final sentence of Paragraph 8(a) and the representations in Paragraph 9 and (d) only Party B will be required to make Transfers of Eligible Credit Support hereunder. Party A and Party B further agree that, notwithstanding anything to the contrary in Paragraph 7, this Annex will constitute a Credit Support Document only with respect to Party B, and the Events of Default in Paragraph 7 will apply only to Party.

EXHIBIT G

[Merrill Lynch] Confirmation of OTC Transaction	Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center, 5th Floor New York, NY 10080

THIS CONFIRMATION AMENDS, REPLACES, SUPERSEDES AND RESTATES IN ITS ENTIRETY ALL PREVIOUS CONFIRMATIONS PERTAINING TO THIS TRANSACTION.

Dated : January 14, 2002                                                                            ML Ref : 028200_R1

To :	TLP INVESTMENT, L.P. ATTN: CHUCK ERWIN ("Counterparty" and "TLP_INVESTMENT") 6311 RANCH DRIVE LITTLE ROCK, AR 72223

CC :	JOHN BETTERMAN Telephone: 312-382-3406

From :	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML" and "MLPFS") tel: (212) 449-8675 fax: (646) 805-2780

_____________________________________________________________________________

Dear Sir / Madam:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the above referenced transaction entered into between Counterparty and MLPFS, on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and the 1996 ISDA Equity Derivatives Definitions (the "Equity Definitions" and together with the Swap Definitions, the "Definitions") in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern and in the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the Master Agreement (including the Schedule thereto and the Credit Support Annex incorporated therein), dated as of December 3, 2001, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:
General Terms:
Trade Date:		January 14, 2002

Effective Date:		January 17, 2002

Termination Date:		July 14, 2003 (or if not a Business Day, the next succeeding Business Day).

Seller:		Counterparty

Buyer:		MLPFS

Shares:		The common stock of Tyson Foods, Inc. (Security Symbol: TSN).

Number of Shares:		1,000,000

Multiplier:		One (1).

Floor Price:		USD 12.05

Cap Price:		USD 14.46

Final Price:		The closing price for the Shares at the Valuation Time on the Valuation Date.

Settlement Date:		Three Business Days after the Valuation Date.

Initial Payment Amount:		MLPFS shall pay to Counterparty on the Initial Payment Date USD 10,380,000.00

Initial Payment Date:		January 17, 2002

Dividend Payment Amount:

The product of: (i) the difference between the per Share dividend declared by the Issuer whose ex-dividend date falls from (and including) the Trade Date to (and including) the Termination Date, (the "Dividend"), and USD 0.04; and (ii) the Number of Shares, provided that if an ex-dividend date occurs with respect to the Shares on or before the Termination Date, and no corresponding dividend payments have been received by shareholders of record of the Shares on or before such date, then the dividends to which such ex-dividend date relates shall be deemed to be Dividends for purposes hereof.

If the Dividend Payment Amount is a positive number then Counterparty shall pay to ML the Dividend Payment Adjustment on the Dividend Payment Date.

Settlement Currency:		USD

Exchange:		New York Stock Exchange

Related Exchange:		Any exchange(s) on which options contracts related to the Shares are principally traded.

Business Days:		New York

Valuation:

Valuation Time:		At the close of trading on the Exchange.

Valuation Date:		The Termination Date

Settlement Terms:

Settlement of this Transaction shall be either Cash Settlement or Physical Settlement as determined by Counterparty in writing to ML no less than ten (10) Business Days prior to the Termination Date. In the event ML is not notified, the settlement method for this Transaction shall be Physical Settlement.

Cash Settlement Terms:

Cash Settlement:		If Cash Settlement applies, then on the Cash Settlement Payment Date, Counterparty will pay to MLPFS the Cash Settlement Amount.

Cash Settlement Amount:		An amount determined by the Calculation Agent on the Valuation Date based on the following formula:
	a)	if the Final Price is less than the Floor Price, an amount equal to:
Number of Shares x Final Price;

	b)	if the Final Price is less than or equal to the Cap Price but greater than or equal to the Floor Price, an amount equal to:
Floor Price x Number of Shares;

	c)	if the Final Price is greater than the Cap Price, an amount equal to:
[Floor Price + (Final Price - Cap Price)] x Number of Shares

Cash Settlement Payment Date:		Three (3) Currency Business Days after the Valuation Date.

Physical Settlement Terms:

Physical Settlement:		If Physical Settlement applies, on the Settlement Date, Counterparty will deliver to MLPFS the Shares (the "Deliverable Shares") in an amount equal to the Number of Shares to be Delivered.

Number of Shares to be Delivered:		Shares in an amount determined by the Calculation Agent on the Valuation Date based on the following formula:

	a)	if the Final Price is less than the Floor Price, Shares in an amount equal to:
Number of Shares;

	b)	if the Final Price is less than or equal to the Cap Price but greater than or equal to the Floor Price, Shares in an amount equal to:
Floor Price x Number of Shares;
Final Price

	c)	if the Final Price is greater than the Cap Price, Shares in an amount equal to:

Floor Price + (Final Price - Cap Price) x Number of Shares
Final Price

Settlement Date:		Three (3) Exchange Business Days after the Valuation Date.

Conditions to Physical Settlement:		Notwithstanding anything contained herein to the contrary, unless one of the following conditions are met, Cash Settlement shall apply to this Transaction:

a)

Counterparty is not an affiliate (an "Affiliate") (as defined in Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act")) of the Issuer of the Shares on the Settlement Date or at anytime during the three month period prior to the Settlement Date; or

b)

Counterparty is an Affiliate and (i) the Deliverable Shares will be treated as securities that are restricted securities with the holding period for MLPFS for the purposes of Rule 144 commencing on the Trade Date or (ii) the Deliverable Shares will be shares that (A) would have been eligible for sale by Counterparty pursuant to Rule 144 under the Securities Act ("Rule 144"), as of the Trade Date or (B) are covered by an effective registration statement under the Securities Act, which includes a Plan of Distribution description of the plan of distribution of such shares, and is in all other respects, satisfactory to ML.

Physical Settlement Fee:

Counterparty will pay to ML a physical settlement fee on the Settlement Date, such fee shall equal any fees, commissions and markdown that ML would realize if Counterparty were selling the Shares for cash to or through ML, as determined by ML.

Further Agreements:

If Physical Settlement applies, Counterparty agrees to (i) use its best efforts to cause the Issuer of the Deliverable Shares to agree that such Shares are free of any restrictions on sale or other transfer by ML, including any requirement for registration of any such sale under the Securities Act, or to agree that ML may rely on Rule 144 for any resale of the Shares and that the holding period for Merrill Lynch for such Shares for purposes of Rule 144 commenced on the Trade Date; (ii) provide any legal opinions requested by the Issuer in order to allow ML to sell or otherwise transfer such Shares as described in the foregoing clause; and (iii) indemnify ML and any of its affiliates or control persons (ML, along with each such affiliate and person, an "Indemnified Party") from and against any and all losses, claims, damages and liabilities ("Losses"), as incurred, to which any Indemnified Party may become subject as a result of the Issuer's failure to agree to the status of the Shares delivered by Counterparty as described in the preceding clause (i). "Losses", for purposes hereof, shall include any costs relating to holding Shares prior to the agreement by the Issuer that the Shares may be sold by ML in the public market.

Failure to Deliver:		Applicable

Clearance System(s):		The principal domestic clearance system customarily settling trades on a delivery versus payment basis on the Shares.

Adjustments:

Method of Adjustment:

In the event of the occurrence of a Potential Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Shares and, if so, will (i) make the corresponding adjustment(s), if any, to the Number of Shares, the Floor Price and the Cap Price and, in any case, any other variable relevant to the settlement or payment terms of this transaction as the Calculation Agent determines appropriate to account for that diluting or concentrative effect and (ii) determine the effective date(s) of the adjustment(s).

Extraordinary Events:

Consequences of Merger Event:

(a) Share-for-Share:		Cancellation and Payment; provided however, if the New Shares are publicly traded on a nationally recognized exchange or on Nasdaq, Alternative Obligation shall apply.

(b) Share-for-Other:		Cancellation and Payment.

(c) Share-for-Combined:

Cancellation and Payment; provided however, if any portion of the consideration for the relevant shares consists of equity securities that are publicly traded on a nationally recognized exchange or on Nasdaq (the "Publicly Traded Securities Consideration"), Alternative Obligation shall apply only to that portion of the Transaction corresponding to the Publicly Traded Securities Consideration

Notwithstanding anything to the contrary in the Equity Definitions, the amount payable under this Transaction upon the occurrence of an Extraordinary Event shall be calculated by the Calculation Agent in good faith in accordance with Section 9.7 of the Equity Definitions using, among other things, the factors identified in subparagraphs (i), (ii) and (iii) therein, but without the requirement of soliciting dealer quotations therefor.

Nationalization or Insolvency:		Negotiated Close-out

Calculation Agent:		MLPFS

Non-Reliance:

Each party represents to the other party that it is acting for its own account, and has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based on its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction, it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

Governing law:		The laws of the State of New York (without reference to choice of law doctrine)

Collateral:

Independent Amount:		Independent Amount with respect to Counterparty and this Transaction means a number of Shares equal to the Number of Shares (the "Pledged Shares").

Eligible Collateral:		The Pledged Shares will constitute Eligible Collateral with respect to this Transaction with a Valuation Percentage of 100%.

Exposure:		This Transaction will be disregarded for purposes of determining the Secured Party's Exposure under the CSA.

Representations of Counterparty:

Counterparty (a) has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into the Transaction; (b) qualifies as an "accredited investor" under Regulation D of the Securities Act of 1933, as amended (the "Securities Act"); (c) has consulted with its own legal, financial, accounting and tax advisors in connection with the Transaction; (d) is entering into the Transaction for a bona fide business purpose to hedge an existing position; (e) acknowledges that in return for downside protection against a decline in the market price of the Shares below the Floor Price, Counterparty is foregoing the upside value of an increase in the market price of the Shares above the Cap Price; and (f) in exchange for prepayment of the purchase price under the Transaction, Counterparty agrees to sell (and physically deliver) the Shares to MLPFS on the Settlement Date (unless Counterparty elects Cash Settlement in the manner specified herein).

Counterparty has no knowledge of any non-public material information regarding the Issuer of the Shares.

Counterparty has furnished MLPFS with copies of all material agreements or contracts to which it is a party, by which it is bound, or by which the Pledged Shares are bound, that relate to the Pledged Shares.

Neither Counterparty nor any person attributable to Counterparty for purposes of Rule 144 under the Securities Act ("Rule 144") has sold any Shares during the preceding three (3) months prior to and including the Trade Date of this Transaction (except as shown on Schedule A attached) and Counterparty covenants and agrees that during the three month period following the Trade Date, it will not sell, nor will it permit any person attributable to it for purposes of Rule 144 to sell, Shares without the prior consent of MLPFS.

Acknowledgements:

(1) The parties acknowledge and agree that there are no other representations, agreements or other undertakings of the parties in relation to this Transaction, except as set forth in this Confirmation or in the Agreement.

(2) The parties hereto intend for:

(i) This Transaction to be a "securities contract" as defined in Section 741(7) of the Bankruptcy Code, qualifying for the protection under Section 555 of the Bankruptcy Code.

(ii) A party's right to liquidate this Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a "contractual right" as defined in the Bankruptcy Code.

(iii) Any cash, securities or other property provided as performance assurance, credit, support or collateral with respect to this Transaction to constitute "margin payments" as defined in the Bankruptcy Code.

(iv) All payments for, under or in connection with this Transaction, all payments for the Shares and the transfer of such Shares to constitute "settlement payments" as defined in the Bankruptcy Code.

(v) "Bankruptcy Code" means Title 11 of the United States Code.

Interpretation:

For purposes of the Equity Definitions, this Transaction will be deemed to be a Physically-settled Share Option Transaction if Physical Settlement applies and a Cash-settled Share Option Transaction if Cash Settlement applies, in either case with an Exercise Date equal to the Valuation Date.

          Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us by facsimile transmission to the Attention of: Miranda Ko (Telecopier No. 646-805-2780).

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By: _______________________
Name:
Title:

Confirmed as of the date first above written:

TLP INVESTMENT L.P.

By: _____________________________
Name:
Title:

	Schedule A
Date	Seller	# of Shares
10/22/01	TLPCRT, L.P	1,000,000

10/24/01	TLPCRT, L.P	1,000,000

10/26/01	TLPCRT, L.P	1,000,000

EXHIBIT H

[Merrill Lynch] Confirmation of OTC Transaction	Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center, 5th Floor New York, NY 10080

THIS CONFIRMATION AMENDS, REPLACES, SUPERSEDES AND RESTATES IN ITS ENTIRETY ALL PREVIOUS CONFIRMATIONS PERTAINING TO THIS TRANSACTION.

Dated : January 14, 2002                                                                            ML Ref : 028299_R1

To :	TLP INVESTMENT, L.P. ATTN: CHUCK ERWIN ("Counterparty" and "TLP_INVESTMENT") 6311 RANCH DRIVE LITTLE ROCK, AR 72223

CC :	JOHN BETTERMAN Telephone: 312-382-3406

From :	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML" and "MLPFS") tel: (212) 449-8675 fax: (646) 805-2780

_____________________________________________________________________________

Dear Sir / Madam:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the above referenced transaction entered into between Counterparty and MLPFS, on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and the 1996 ISDA Equity Derivatives Definitions (the "Equity Definitions" and together with the Swap Definitions, the "Definitions") in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern and in the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the Master Agreement (including the Schedule thereto and the Credit Support Annex incorporated therein), dated as of December 3, 2001, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:
General Terms:
Trade Date:		January 17, 2002

Effective Date:		January 23, 2002

Termination Date:		October 17, 2003 (or if not a Business Day, the next succeeding Business Day).

Seller:		Counterparty

Buyer:		MLPFS

Shares:		The common stock of Tyson Foods, Inc. (Security Symbol: TSN).

Number of Shares:		1,000,000

Multiplier:		One (1).

Floor Price:		USD 12.09

Cap Price:		USD 14.508

Final Price:		The closing price for the Shares at the Valuation Time on the Valuation Date.

Settlement Date:		Three Business Days after the Valuation Date.

Initial Payment Amount:		MLPFS shall pay to Counterparty on the Initial Payment Date USD 10,300,000.05

Initial Payment Date:		January 23, 2002

Dividend Payment Amount:

The product of: (i) the difference between the per Share dividend declared by the Issuer whose ex-dividend date falls from (and including) the Trade Date to (and including) the Termination Date, (the "Dividend"), and USD 0.04; and (ii) the Number of Shares, provided that if an ex-dividend date occurs with respect to the Shares on or before the Termination Date, and no corresponding dividend payments have been received by shareholders of record of the Shares on or before such date, then the dividends to which such ex-dividend date relates shall be deemed to be Dividends for purposes hereof.

If the Dividend Payment Amount is a positive number then Counterparty shall pay to ML the Dividend Payment Adjustment on the Dividend Payment Date.

Settlement Currency:		USD

Exchange:		New York Stock Exchange

Related Exchange:		Any exchange(s) on which options contracts related to the Shares are principally traded.

Business Days:		New York

Valuation:

Valuation Time:		At the close of trading on the Exchange.

Valuation Date:		The Termination Date

Settlement Terms:

Settlement of this Transaction shall be either Cash Settlement or Physical Settlement as determined by Counterparty in writing to ML no less than ten (10) Business Days prior to the Termination Date. In the event ML is not notified, the settlement method for this Transaction shall be Physical Settlement.

Cash Settlement Terms:

Cash Settlement:		If Cash Settlement applies, then on the Cash Settlement Payment Date, Counterparty will pay to MLPFS the Cash Settlement Amount.

Cash Settlement Amount:		An amount determined by the Calculation Agent on the Valuation Date based on the following formula:
	a)	if the Final Price is less than the Floor Price, an amount equal to:
Number of Shares x Final Price;

	b)	if the Final Price is less than or equal to the Cap Price but greater than or equal to the Floor Price, an amount equal to:
Floor Price x Number of Shares;

	c)	if the Final Price is greater than the Cap Price, an amount equal to:
[Floor Price + (Final Price - Cap Price)] x Number of Shares

Cash Settlement Payment Date:		Three (3) Currency Business Days after the Valuation Date.

Physical Settlement Terms:

Physical Settlement:		If Physical Settlement applies, on the Settlement Date, Counterparty will deliver to MLPFS the Shares (the "Deliverable Shares") in an amount equal to the Number of Shares to be Delivered.

Number of Shares to be Delivered:		Shares in an amount determined by the Calculation Agent on the Valuation Date based on the following formula:

	a)	if the Final Price is less than the Floor Price, Shares in an amount equal to:
Number of Shares;

	b)	if the Final Price is less than or equal to the Cap Price but greater than or equal to the Floor Price, Shares in an amount equal to:
Floor Price x Number of Shares;
Final Price

	c)	if the Final Price is greater than the Cap Price, Shares in an amount equal to:

Floor Price + (Final Price - Cap Price) x Number of Shares
Final Price

Settlement Date:		Three (3) Exchange Business Days after the Valuation Date.

Conditions to Physical Settlement:		Notwithstanding anything contained herein to the contrary, unless one of the following conditions are met, Cash Settlement shall apply to this Transaction:

a)

Counterparty is not an affiliate (an "Affiliate") (as defined in Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act")) of the Issuer of the Shares on the Settlement Date or at anytime during the three month period prior to the Settlement Date; or

b)

Counterparty is an Affiliate and (i) the Deliverable Shares will be treated as securities that are restricted securities with the holding period for MLPFS for the purposes of Rule 144 commencing on the Trade Date or (ii) the Deliverable Shares will be shares that (A) would have been eligible for sale by Counterparty pursuant to Rule 144 under the Securities Act ("Rule 144"), as of the Trade Date or (B) are covered by an effective registration statement under the Securities Act, which includes a Plan of Distribution description of the plan of distribution of such shares, and is in all other respects, satisfactory to ML.

Physical Settlement Fee:

Counterparty will pay to ML a physical settlement fee on the Settlement Date, such fee shall equal any fees, commissions and markdown that ML would realize if Counterparty were selling the Shares for cash to or through ML, as determined by ML.

Further Agreements:

If Physical Settlement applies, Counterparty agrees to (i) use its best efforts to cause the Issuer of the Deliverable Shares to agree that such Shares are free of any restrictions on sale or other transfer by ML, including any requirement for registration of any such sale under the Securities Act, or to agree that ML may rely on Rule 144 for any resale of the Shares and that the holding period for Merrill Lynch for such Shares for purposes of Rule 144 commenced on the Trade Date; (ii) provide any legal opinions requested by the Issuer in order to allow ML to sell or otherwise transfer such Shares as described in the foregoing clause; and (iii) indemnify ML and any of its affiliates or control persons (ML, along with each such affiliate and person, an "Indemnified Party") from and against any and all losses, claims, damages and liabilities ("Losses"), as incurred, to which any Indemnified Party may become subject as a result of the Issuer's failure to agree to the status of the Shares delivered by Counterparty as described in the preceding clause (i). "Losses", for purposes hereof, shall include any costs relating to holding Shares prior to the agreement by the Issuer that the Shares may be sold by ML in the public market.

Failure to Deliver:		Applicable

Clearance System(s):		The principal domestic clearance system customarily settling trades on a delivery versus payment basis on the Shares.

Adjustments:

Method of Adjustment:

In the event of the occurrence of a Potential Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Shares and, if so, will (i) make the corresponding adjustment(s), if any, to the Number of Shares, the Floor Price and the Cap Price and, in any case, any other variable relevant to the settlement or payment terms of this transaction as the Calculation Agent determines appropriate to account for that diluting or concentrative effect and (ii) determine the effective date(s) of the adjustment(s).

Extraordinary Events:

Consequences of Merger Event:

(a) Share-for-Share:		Cancellation and Payment; provided however, if the New Shares are publicly traded on a nationally recognized exchange or on Nasdaq, Alternative Obligation shall apply.

(b) Share-for-Other:		Cancellation and Payment.

(c) Share-for-Combined:

Cancellation and Payment; provided however, if any portion of the consideration for the relevant shares consists of equity securities that are publicly traded on a nationally recognized exchange or on Nasdaq (the "Publicly Traded Securities Consideration"), Alternative Obligation shall apply only to that portion of the Transaction corresponding to the Publicly Traded Securities Consideration

Notwithstanding anything to the contrary in the Equity Definitions, the amount payable under this Transaction upon the occurrence of an Extraordinary Event shall be calculated by the Calculation Agent in good faith in accordance with Section 9.7 of the Equity Definitions using, among other things, the factors identified in subparagraphs (i), (ii) and (iii) therein, but without the requirement of soliciting dealer quotations therefor.

Nationalization or Insolvency:		Negotiated Close-out

Calculation Agent:		MLPFS

Non-Reliance:

Each party represents to the other party that it is acting for its own account, and has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based on its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction, it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

Governing law:		The laws of the State of New York (without reference to choice of law doctrine)

Collateral:

Independent Amount:		Independent Amount with respect to Counterparty and this Transaction means a number of Shares equal to the Number of Shares (the "Pledged Shares").

Eligible Collateral:		The Pledged Shares will constitute Eligible Collateral with respect to this Transaction with a Valuation Percentage of 100%.

Exposure:		This Transaction will be disregarded for purposes of determining the Secured Party's Exposure under the CSA.

Representations of Counterparty:

Counterparty (a) has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into the Transaction; (b) qualifies as an "accredited investor" under Regulation D of the Securities Act of 1933, as amended (the "Securities Act"); (c) has consulted with its own legal, financial, accounting and tax advisors in connection with the Transaction; (d) is entering into the Transaction for a bona fide business purpose to hedge an existing position; (e) acknowledges that in return for downside protection against a decline in the market price of the Shares below the Floor Price, Counterparty is foregoing the upside value of an increase in the market price of the Shares above the Cap Price; and (f) in exchange for prepayment of the purchase price under the Transaction, Counterparty agrees to sell (and physically deliver) the Shares to MLPFS on the Settlement Date (unless Counterparty elects Cash Settlement in the manner specified herein).

Counterparty has no knowledge of any non-public material information regarding the Issuer of the Shares.

Counterparty has furnished MLPFS with copies of all material agreements or contracts to which it is a party, by which it is bound, or by which the Pledged Shares are bound, that relate to the Pledged Shares.

Neither Counterparty nor any person attributable to Counterparty for purposes of Rule 144 under the Securities Act ("Rule 144") has sold any Shares during the preceding three (3) months prior to and including the Trade Date of this Transaction (except as shown on Schedule A attached) and Counterparty covenants and agrees that during the three month period following the Trade Date, it will not sell, nor will it permit any person attributable to it for purposes of Rule 144 to sell, Shares without the prior consent of MLPFS.

Acknowledgements:

(1) The parties acknowledge and agree that there are no other representations, agreements or other undertakings of the parties in relation to this Transaction, except as set forth in this Confirmation or in the Agreement.

(2) The parties hereto intend for:

(i) This Transaction to be a "securities contract" as defined in Section 741(7) of the Bankruptcy Code, qualifying for the protection under Section 555 of the Bankruptcy Code.

(ii) A party's right to liquidate this Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a "contractual right" as defined in the Bankruptcy Code.

(iii) Any cash, securities or other property provided as performance assurance, credit, support or collateral with respect to this Transaction to constitute "margin payments" as defined in the Bankruptcy Code.

(iv) All payments for, under or in connection with this Transaction, all payments for the Shares and the transfer of such Shares to constitute "settlement payments" as defined in the Bankruptcy Code.

(v) "Bankruptcy Code" means Title 11 of the United States Code.

Interpretation:

For purposes of the Equity Definitions, this Transaction will be deemed to be a Physically-settled Share Option Transaction if Physical Settlement applies and a Cash-settled Share Option Transaction if Cash Settlement applies, in either case with an Exercise Date equal to the Valuation Date.

          Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us by facsimile transmission to the Attention of: Miranda Ko (Telecopier No. 646-805-2780).

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By: _______________________
Name:
Title:

Confirmed as of the date first above written:

TLP INVESTMENT L.P.

By: _____________________________
Name:
Title:

By: _____________________________
Name:
Title:

	Schedule A
Date	Seller	# of Shares
10/22/01	TLPCRT, L.P	1,000,000

10/24/01	TLPCRT, L.P	1,000,000

10/26/01	TLPCRT, L.P	1,000,000

EXHIBIT I

[Merrill Lynch] Confirmation of OTC Transaction	Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center, 5th Floor New York, NY 10080

THIS CONFIRMATION AMENDS, REPLACES, SUPERSEDES AND RESTATES IN ITS ENTIRETY ALL PREVIOUS CONFIRMATIONS PERTAINING TO THIS TRANSACTION.

Dated : January 14, 2002                                                                            ML Ref : 028450_R1

To :	TLP INVESTMENT, L.P. ATTN: CHUCK ERWIN ("Counterparty" and "TLP_INVESTMENT") 6311 RANCH DRIVE LITTLE ROCK, AR 72223

CC :	JOHN BETTERMAN Telephone: 312-382-3406

From :	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML" and "MLPFS") tel: (212) 449-8675 fax: (646) 805-2780

_____________________________________________________________________________

Dear Sir / Madam:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the above referenced transaction entered into between Counterparty and MLPFS, on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and the 1996 ISDA Equity Derivatives Definitions (the "Equity Definitions" and together with the Swap Definitions, the "Definitions") in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern and in the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the Master Agreement (including the Schedule thereto and the Credit Support Annex incorporated therein), dated as of December 3, 2001, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:
General Terms:
Trade Date:		January 24, 2002

Effective Date:		January 29, 2002

Termination Date:		January 24, 2003 (or if not a Business Day, the next succeeding Business Day).

Seller:		Counterparty

Buyer:		MLPFS

Shares:		The common stock of Tyson Foods, Inc. (Security Symbol: TSN).

Number of Shares:		1,000,000

Multiplier:		One (1).

Floor Price:		USD 12.210

Cap Price:		USD 14.652

Final Price:		The closing price for the Shares at the Valuation Time on the Valuation Date.

Settlement Date:		Three Business Days after the Valuation Date.

Initial Payment Amount:		MLPFS shall pay to Counterparty on the Initial Payment Date USD 10,260,000.00

Initial Payment Date:		January 29, 2002

Dividend Payment Amount:

The product of: (i) the difference between the per Share dividend declared by the Issuer whose ex-dividend date falls from (and including) the Trade Date to (and including) the Termination Date, (the "Dividend"), and USD 0.04; and (ii) the Number of Shares, provided that if an ex-dividend date occurs with respect to the Shares on or before the Termination Date, and no corresponding dividend payments have been received by shareholders of record of the Shares on or before such date, then the dividends to which such ex-dividend date relates shall be deemed to be Dividends for purposes hereof.

If the Dividend Payment Amount is a positive number then Counterparty shall pay to ML the Dividend Payment Adjustment on the Dividend Payment Date.

Settlement Currency:		USD

Exchange:		New York Stock Exchange

Related Exchange:		Any exchange(s) on which options contracts related to the Shares are principally traded.

Business Days:		New York

Valuation:

Valuation Time:		At the close of trading on the Exchange.

Valuation Date:		The Termination Date

Settlement Terms:

Settlement of this Transaction shall be either Cash Settlement or Physical Settlement as determined by Counterparty in writing to ML no less than ten (10) Business Days prior to the Termination Date. In the event ML is not notified, the settlement method for this Transaction shall be Physical Settlement.

Cash Settlement Terms:

Cash Settlement:		If Cash Settlement applies, then on the Cash Settlement Payment Date, Counterparty will pay to MLPFS the Cash Settlement Amount.

Cash Settlement Amount:		An amount determined by the Calculation Agent on the Valuation Date based on the following formula:
	a)	if the Final Price is less than the Floor Price, an amount equal to:
Number of Shares x Final Price;

	b)	if the Final Price is less than or equal to the Cap Price but greater than or equal to the Floor Price, an amount equal to:
Floor Price x Number of Shares;

	c)	if the Final Price is greater than the Cap Price, an amount equal to:
[Floor Price + (Final Price - Cap Price)] x Number of Shares

Cash Settlement Payment Date:		Three (3) Currency Business Days after the Valuation Date.

Physical Settlement Terms:

Physical Settlement:		If Physical Settlement applies, on the Settlement Date, Counterparty will deliver to MLPFS the Shares (the "Deliverable Shares") in an amount equal to the Number of Shares to be Delivered.

Number of Shares to be Delivered:		Shares in an amount determined by the Calculation Agent on the Valuation Date based on the following formula:

	a)	if the Final Price is less than the Floor Price, Shares in an amount equal to:
Number of Shares;

	b)	if the Final Price is less than or equal to the Cap Price but greater than or equal to the Floor Price, Shares in an amount equal to:
Floor Price x Number of Shares;
Final Price

	c)	if the Final Price is greater than the Cap Price, Shares in an amount equal to:

Floor Price + (Final Price - Cap Price) x Number of Shares
Final Price

Settlement Date:		Three (3) Exchange Business Days after the Valuation Date.

Conditions to Physical Settlement:		Notwithstanding anything contained herein to the contrary, unless one of the following conditions are met, Cash Settlement shall apply to this Transaction:

a)

Counterparty is not an affiliate (an "Affiliate") (as defined in Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act")) of the Issuer of the Shares on the Settlement Date or at anytime during the three month period prior to the Settlement Date; or

b)

Counterparty is an Affiliate and (i) the Deliverable Shares will be treated as securities that are restricted securities with the holding period for MLPFS for the purposes of Rule 144 commencing on the Trade Date or (ii) the Deliverable Shares will be shares that (A) would have been eligible for sale by Counterparty pursuant to Rule 144 under the Securities Act ("Rule 144"), as of the Trade Date or (B) are covered by an effective registration statement under the Securities Act, which includes a Plan of Distribution description of the plan of distribution of such shares, and is in all other respects, satisfactory to ML.

Physical Settlement Fee:

Counterparty will pay to ML a physical settlement fee on the Settlement Date, such fee shall equal any fees, commissions and markdown that ML would realize if Counterparty were selling the Shares for cash to or through ML, as determined by ML.

Further Agreements:

If Physical Settlement applies, Counterparty agrees to (i) use its best efforts to cause the Issuer of the Deliverable Shares to agree that such Shares are free of any restrictions on sale or other transfer by ML, including any requirement for registration of any such sale under the Securities Act, or to agree that ML may rely on Rule 144 for any resale of the Shares and that the holding period for Merrill Lynch for such Shares for purposes of Rule 144 commenced on the Trade Date; (ii) provide any legal opinions requested by the Issuer in order to allow ML to sell or otherwise transfer such Shares as described in the foregoing clause; and (iii) indemnify ML and any of its affiliates or control persons (ML, along with each such affiliate and person, an "Indemnified Party") from and against any and all losses, claims, damages and liabilities ("Losses"), as incurred, to which any Indemnified Party may become subject as a result of the Issuer's failure to agree to the status of the Shares delivered by Counterparty as described in the preceding clause (i). "Losses", for purposes hereof, shall include any costs relating to holding Shares prior to the agreement by the Issuer that the Shares may be sold by ML in the public market.

Failure to Deliver:		Applicable

Clearance System(s):		The principal domestic clearance system customarily settling trades on a delivery versus payment basis on the Shares.

Adjustments:

Method of Adjustment:

In the event of the occurrence of a Potential Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Shares and, if so, will (i) make the corresponding adjustment(s), if any, to the Number of Shares, the Floor Price and the Cap Price and, in any case, any other variable relevant to the settlement or payment terms of this transaction as the Calculation Agent determines appropriate to account for that diluting or concentrative effect and (ii) determine the effective date(s) of the adjustment(s).

Extraordinary Events:

Consequences of Merger Event:

(a) Share-for-Share:		Cancellation and Payment; provided however, if the New Shares are publicly traded on a nationally recognized exchange or on Nasdaq, Alternative Obligation shall apply.

(b) Share-for-Other:		Cancellation and Payment.

(c) Share-for-Combined:

Cancellation and Payment; provided however, if any portion of the consideration for the relevant shares consists of equity securities that are publicly traded on a nationally recognized exchange or on Nasdaq (the "Publicly Traded Securities Consideration"), Alternative Obligation shall apply only to that portion of the Transaction corresponding to the Publicly Traded Securities Consideration

Notwithstanding anything to the contrary in the Equity Definitions, the amount payable under this Transaction upon the occurrence of an Extraordinary Event shall be calculated by the Calculation Agent in good faith in accordance with Section 9.7 of the Equity Definitions using, among other things, the factors identified in subparagraphs (i), (ii) and (iii) therein, but without the requirement of soliciting dealer quotations therefor.

Nationalization or Insolvency:		Negotiated Close-out

Calculation Agent:		MLPFS

Non-Reliance:

Each party represents to the other party that it is acting for its own account, and has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based on its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction, it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

Governing law:		The laws of the State of New York (without reference to choice of law doctrine)

Collateral:

Independent Amount:		Independent Amount with respect to Counterparty and this Transaction means a number of Shares equal to the Number of Shares (the "Pledged Shares").

Eligible Collateral:		The Pledged Shares will constitute Eligible Collateral with respect to this Transaction with a Valuation Percentage of 100%.

Exposure:		This Transaction will be disregarded for purposes of determining the Secured Party's Exposure under the CSA.

Representations of Counterparty:

Counterparty (a) has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into the Transaction; (b) qualifies as an "accredited investor" under Regulation D of the Securities Act of 1933, as amended (the "Securities Act"); (c) has consulted with its own legal, financial, accounting and tax advisors in connection with the Transaction; (d) is entering into the Transaction for a bona fide business purpose to hedge an existing position; (e) acknowledges that in return for downside protection against a decline in the market price of the Shares below the Floor Price, Counterparty is foregoing the upside value of an increase in the market price of the Shares above the Cap Price; and (f) in exchange for prepayment of the purchase price under the Transaction, Counterparty agrees to sell (and physically deliver) the Shares to MLPFS on the Settlement Date (unless Counterparty elects Cash Settlement in the manner specified herein).

Counterparty has no knowledge of any non-public material information regarding the Issuer of the Shares.

Counterparty has furnished MLPFS with copies of all material agreements or contracts to which it is a party, by which it is bound, or by which the Pledged Shares are bound, that relate to the Pledged Shares.

Neither Counterparty nor any person attributable to Counterparty for purposes of Rule 144 under the Securities Act ("Rule 144") has sold any Shares during the preceding three (3) months prior to and including the Trade Date of this Transaction (except as shown on Schedule A attached) and Counterparty covenants and agrees that during the three month period following the Trade Date, it will not sell, nor will it permit any person attributable to it for purposes of Rule 144 to sell, Shares without the prior consent of MLPFS.

Acknowledgements:

(1) The parties acknowledge and agree that there are no other representations, agreements or other undertakings of the parties in relation to this Transaction, except as set forth in this Confirmation or in the Agreement.

(2) The parties hereto intend for:

(i) This Transaction to be a "securities contract" as defined in Section 741(7) of the Bankruptcy Code, qualifying for the protection under Section 555 of the Bankruptcy Code.

(ii) A party's right to liquidate this Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a "contractual right" as defined in the Bankruptcy Code.

(iii) Any cash, securities or other property provided as performance assurance, credit, support or collateral with respect to this Transaction to constitute "margin payments" as defined in the Bankruptcy Code.

(iv) All payments for, under or in connection with this Transaction, all payments for the Shares and the transfer of such Shares to constitute "settlement payments" as defined in the Bankruptcy Code.

(v) "Bankruptcy Code" means Title 11 of the United States Code.

Interpretation:

For purposes of the Equity Definitions, this Transaction will be deemed to be a Physically-settled Share Option Transaction if Physical Settlement applies and a Cash-settled Share Option Transaction if Cash Settlement applies, in either case with an Exercise Date equal to the Valuation Date.

          Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us by facsimile transmission to the Attention of: Miranda Ko (Telecopier No. 646-805-2780).

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By: _______________________
Name:
Title:

Confirmed as of the date first above written:

TLP INVESTMENT L.P.

By: _____________________________
Name:
Title:

By: _____________________________
Name:
Title:

	Schedule A
Date	Seller	# of Shares
10/22/01	TLPCRT, L.P	1,000,000

10/24/01	TLPCRT, L.P	1,000,000

10/26/01	TLPCRT, L.P	1,000,000